 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997

                                                REGISTRATION NO. 333-36337

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                            AMENDMENT NO. 2 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                                MAIL-WELL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

              COLORADO                                84-1250533
   (STATE OR OTHER JURISDICTION OF           (I.R.S. EMPLOYER IDENTIFICATION
   INCORPORATION OR ORGANIZATION)                       NUMBER)

                          23 INVERNESS WAY, SUITE 160
                              ENGLEWOOD, CO 80112
                                (303) 790-8023
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                            ROGER WERTHEIMER, ESQ.
                          23 INVERNESS WAY, SUITE 160
                              ENGLEWOOD, CO 80112
                                (303) 790-8023
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

                          HERBERT H. DAVIS III, ESQ.
                    ROTHGERBER, APPEL, POWERS & JOHNSON LLP
                      1200 SEVENTEENTH STREET, SUITE 3000
                            DENVER, COLORADO 80202
                                (303) 623-9000

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THE OFFERED SECURITIES HAS BEEN FILED WITH + +THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR + +MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME SUCH REGISTRATION STATEMENT + +BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION--DATED NOVEMBER 29, 1997
PROSPECTUS SUPPLEMENT

(To Prospectus Dated November   , 1997)

--------------------------------------------------------------------------------
                                  $150,000,000


[LOGO OF MAIL-WELL, INC.         MAIL-WELL, INC.
 APPEARS HERE]
                    % Convertible Subordinated Notes Due 2002
--------------------------------------------------------------------------------
The   % Convertible Subordinated Notes due 2002 (the "Notes") of Mail-Well,
Inc. (the "Company") are convertible at the option of the holder at any time after 60 days following the date of original issuance thereof and prior to maturity, unless previously redeemed or repurchased, into shares of the Company's common stock, par value $.01 per share (the "Common Stock"), at a
conversion price of $    per share (equivalent to a conversion rate of
shares per $1,000 principal amount of Notes), subject to certain adjustments. The Company's Common Stock is listed on the New York Stock Exchange (the
"NYSE") under the symbol "MWL." On October 27, 1997 the last reported sales price of the Company's Common Stock on the NYSE was $34.50 per share. The Company intends to apply to have the Notes listed for trading on the NYSE under
the symbol "    ".
The Notes will bear interest at the rate of % per annum from November , 1997, payable in arrears on May 1 and November 1 of each month, commencing May 1, 1998. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after November 1, 2000 at the redemption prices set forth herein together with accrued and unpaid interest. The Notes do not provide for any sinking fund. Upon the occurrence of a Designated Event (as defined herein), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."

The Notes will constitute unsecured subordinated obligations of the Company and will rank pari passu in right of payment to the Company's other subordinated indebtedness, if any. The Notes and the Company's obligations with respect thereto (including the Company's obligation to repurchase Notes upon the occurrence of a Designated Event) will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company and effectively subordinated to all future and outstanding indebtedness of the Company's subsidiaries. See "Description of Notes--Subordination of Notes." At September 30, 1997, on a pro forma basis giving effect to the Offering and the Common Stock Offering (as such terms are defined below), the Company had no outstanding Senior Debt and the Company's subsidiaries had approximately $94 million of outstanding Indebtedness (as defined herein) and other liabilities. See "Capitilization." The Indenture (as defined herein) does not prohibit or limit the incurrance of additional Senior Debt or additional Indebtedness of the Company or its subsidiaries. See "Risk Factors" herein and in the accompanying Prospectus.

Concurrently with the Offering of Notes being made by this Prospectus Supplement, the Company and certain shareholders of the Company are offering 3,820,200 shares of Common Stock (the "Common Stock Offering"). The offering of Notes made hereby (the "Offering") and the Common Stock Offering are not contingent upon one another.
SEE "RISK FACTORS" ON PAGES S-7 TO S-8 HEREIN AND "RISK FACTORS" ON PAGES 4 TO
8 IN THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.
--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS  SUPPLEMENT  OR  ACCOMPANYING
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                       Underwriting
                                            Price to  Discounts and  Proceeds to
                                            Public(1) Commissions(2) Company(3)
--------------------------------------------------------------------------------
Per Note..................................       %           %             %
--------------------------------------------------------------------------------
Total(4)..................................    $           $             $

================================================================================
(1) Plus accrued interest, if any, from November   , 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(3) Before deducting offering expenses payable by the Company estimated to be
    $   .
(4) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Notes on the same terms and conditions as set forth above. If all such additional Notes are purchased by the Underwriters, the total Price to
    Public will be $   , the total Underwriting Discounts and Commissions will
    be $   , and the total Proceeds to Company will be $   . See
    "Underwriting."
--------------------------------------------------------------------------------
The Notes are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the Notes to the Underwriters is expected to be made at the office of Prudential Securities Incorporated or in book entry form through the facilities of the Depository Trust Company, on or about November , 1997 against payment therefor in immediately available funds.

PRUDENTIAL SECURITIES INCORPORATED
                      BEAR, STEARNS & CO. INC.
                                 DONALDSON, LUFKIN & JENRETTE
                                    SECURITIES CORPORATION
                                                            HANIFEN, IMHOFF INC.

November  , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE COMMON STOCK, INCLUDING PURCHASES OF THE NOTES OR THE COMMON STOCK TO STABILIZE THE MARKET PRICES THEREOF, PURCHASES OF THE NOTES OR THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement, in the accompanying Prospectus and in the documents incorporated by reference herein. Except as otherwise indicated, the information contained in this Prospectus Supplement assumes that the underwriters over-allotment option will not be exercised. As used in this Prospectus Supplement, the "Company" refers to Mail-Well, Inc., a Colorado corporation, and its subsidiaries as well as to the business operations of their predecessors. Investors should consider carefully the information set forth under "Risk Factors" included herein and under "Risk Factors" in the accompanying Prospectus.

                                  THE COMPANY

  Mail-Well, Inc. (the "Company") is a leading consolidator in the highly fragmented envelope and high-impact color printing industries. From December 1, 1994 through September 30, 1997, the Company completed ten acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million. As a result of its consolidation strategy, the Company has become the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications, as well as the leading high-impact color printer in the United States.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through its acquisition strategy, internal growth and the use of operating leverage. As a result of these strategies, revenue and net income increased to $778.5 million and $16.9 million, respectively, for the Company in 1996 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994. For the six months ended June 30, 1997, the Company's revenue and net income grew to $419.5 million and $12.6 million, respectively, from $378.8 million and $6.4 million, respectively, during the same period in 1996.

  The Company believes that there continue to be significant consolidation opportunities in the envelope and high-impact color printing industries. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment.

  As of September 30, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers. The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

                               BUSINESS STRATEGY

  The Company's objective is to continue to increase its profits through acquisitions and an operating strategy that enhances internal growth and achieves cost efficiencies. The key elements of the Company's strategy include:

  Strategic Acquisitions. The Company believes that the envelope and high-impact color printing industries are highly fragmented and present significant opportunities for consolidation. The Company's growth strategy includes the acquisition of established and profitable envelope and high-impact color printing businesses in markets with attractive growth opportunities. The Company seeks acquisition targets with strong management infrastructures and opportunities to increase operating efficiencies as well as to expand the Company's customer base, presence in geographic areas, and product lines. The Company's management team has extensive experience in identifying attractive acquisition targets and integrating acquired businesses into its operations.

  Internal Sales Growth. A key component of the Company's strategy is to accelerate internal sales growth for both its envelope and high-impact color printing segments. The key elements of this internal growth strategy include the expansion of the products and services sold to existing customers and the addition of new customers. The Company believes that it has the ability to combine the responsiveness of a local facility with the full service advantages of a large national company, and intends to increase growth in each of its regions by adding complementary products and services to its operations. For example, most of the Company's envelope manufacturing facilities produce only a portion of the envelope products available from the Company as a whole. By targeting markets in which the Company believes there is demand for additional product lines, the Company believes it may be able to achieve significant internal growth.

  National Sales and Marketing Program. The Company has begun to establish a sales and marketing program targeting national accounts as a means to expand its envelope and high-impact printing business. The Company believes that this program will allow it to both utilize its current network of strategically located plants and sales offices to attract new customers that require production from multiple locations, as well as to offer existing customers greater flexibility in meeting their needs due to more available capacity and equipment capabilities.

  Operating Margins. The Company has realized and believes that it will continue to realize cost savings as a result of volume related purchases of paper, ink and other raw materials. The Company has also begun to achieve cost savings through the consolidation of insurance administration, employee health benefits, financial management and other administrative functions. The Company also believes that its purchasing power will reduce the risk of constraints on paper allocation from suppliers during periods of tight supply. The Company believes that by continuing to centralize certain administrative and support functions, the management of its operating subsidiaries and businesses acquired in the future will be able to focus on pursuing new customers and business opportunities and increasing capacity utilization.

  Operating Efficiencies. The Company believes that there may be opportunities to eliminate redundant facilities and equipment by consolidation or through coordination among its current operations as well as operations to be acquired in the future. The Company periodically reviews its operations at the local and regional operating levels (as well as examining other industry practices) in order to identify certain "best practices" that can be standardized and implemented throughout its operations.

                                  ACQUISITIONS

  The Company was formed in 1994 through the acquisition of the Mail-Well Envelope division of the Georgia-Pacific Corporation ("GP Envelope"), and the acquisition of the Pavey Envelope and Tag Corporation ("Pavey"). Since then, the Company has built its business through a series of strategic acquisitions. The following table sets forth certain information with respect to such acquisitions:

                            DATE OF         GEOGRAPHIC                         ANNUAL REVENUES(1)
        COMPANY           ACQUISITION        LOCATION            PRODUCTS        (IN MILLIONS)
        -------          -------------- -------------------  ----------------- ------------------
American Envelope....... December 1994  National             Envelopes                $180
Supremex................ July 1995      Canada               Envelopes                  90
Graphic Arts Center..... August 1995    Portland             High-Impact Color         140
                                                             Printing
Quality Park Products... April 1996     Atlanta, St. George  Envelopes                  90
                                        (UT), Beresford (SD)
Pac National Group
 Products............... November 1996  Ontario, Canada      Envelopes                  44
Shepard Poorman                                              High-Impact Color
 Communications......... December 1996  Indianapolis         Printing                   50
Griffin Envelope........ June 1997      Seattle              Envelopes                  12
The Allied Printers..... July 1997      Seattle              High-Impact Color          17
                                                             Printing
Murray Envelope......... July 1997      Hattiesburg (MS)     Envelopes                  48
National Color           September 1997 Atlanta              High-Impact Color          23
 Graphics...............                                     Printing

--------
(1) Represents the approximate revenues for the twelve months preceding the date of acquisition.

                            RECENT FINANCIAL RESULTS

  The Company has recently announced its results of operations for the quarter and the nine months ended September 30, 1997. For the quarter ended September 30, 1997, sales increased 16.5% to $233.5 million from $200.5 million in the same period in 1996. Third quarter 1997 net income was $7.5 million, an increase of 49.4% over the $5.0 million in 1996. Third quarter earnings per share increased to $0.40 per share in 1997 compared to $0.28 per share in 1996. For the nine months ended September 30, 1997, sales increased 12.7% to $653.0 million from $579.3 in the same period in 1996. For the nine months ended September 30, 1997, the Company reported net income of $20.1 million, a 76.3% increase over the $11.4 million in net income for the same period a year ago. Earnings per share for the nine months ended September 30, 1997 increased 68.8% to $1.08 per share from $0.64 per share for the same period in 1996.

                                  RISK FACTORS

  Investors should consider the material risk factors involved in connection with an investment in the Notes and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors" included herein as well as "Risk Factors" in the accompanying Prospectus.

                                  THE OFFERING

Securities Offered          $150,000,000 aggregate principal amount   %
 Hereby...................  Convertible Subordinated Notes due 2002 (the
                            "Notes") ($172,500,000 aggregate principal amount if the Underwriters' over-allotment option is exercised in full) See "Description of Notes."

Interest Rate.............    % per annum on the principal amount, payable
                            semiannually in arrears in cash on May 1 and November 1 of each year, commencing May 1, 1998.

Conversion Rights.........  Each Note will be convertible, at the option of the holder, at any time after 60 days following the date of original issuance thereof through maturity, unless previously redeemed or otherwise purchased by the Company, into Common Stock at the conversion
                            rate of     shares per $1,000 principal amount of
                            the Notes (the "Conversion Rate"). The Conversion Rate will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. See "Description of Notes--Conversion of Notes."

Subordination.............  The Notes will be subordinated to all future Senior
                            Debt (as defined herein) and pari passu with Indebtedness (as defined herein) of the Company that is not Senior Debt. The Notes will also be effectively subordinated to all existing and future Indebtedness and liabilities of subsidiaries of the Company. At September 30, 1997, on a pro forma basis giving effect to the Offering and the Common Stock Offering, the Company had no outstanding Senior Debt and the Company's subsidiaries had approximately $94 million of outstanding Indebtedness and other liabilities. The Indenture (as defined herein) does not prohibit or limit the incurrence of additional Senior Debt or additional Indebtedness of the subsidiaries. See "Risk Factors" herein and in the accompanying Prospectus.

Redemption at the Option
 of the Company...........  The Notes are not redeemable by the Company prior to November 1, 2000. Subject to the foregoing, the Notes will be redeemable on at least 30 days' notice at the option of the Company, in whole or in part, at any time, at a Redemption Price as set forth herein, together with accrued and unpaid interest to the date of the redemption. See "Description of Notes--Optional Redemption."

Repurchase at the Option
 of the Holders...........
                            Upon the occurrence of any Change of Control (as defined herein) or a Termination of Trading (as defined herein) in the Company occurring prior to the maturity of the Notes, each holder shall have the right, at such holder's option, to require the Company to purchase all or any part (provided that the principal amount is $1,000 or an integral multiple thereof) of such holder's Notes at a Redemption Price equal to 101% of the principal amount thereof, together with accrued and unpaid interest up to the payment date (as defined herein). See "Description of Notes--Repurchase at the Option of Holders."

Use of Proceeds...........  The net proceeds from the issuance of the Notes will be used to repay a portion of the outstanding Indebtedness of the Company's subsidiaries. See "Use of Proceeds."

Listing...................  The Company intends to apply to have the Notes listed for trading on the NYSE under the symbol
                            "   ".

Concurrent Offering of      Concurrently with the Offering made hereby, the
 Common Stock.............  Company and certain shareholders of the Company are offering 3,820,200 shares of Common Stock pursuant to the Common Stock Offering. The Offering and the
                            Common Stock Offering are not contingent upon one another.

                                 RISK FACTORS

  An investment in the Notes offered hereby involves a high degree of risk. In addition to the information set forth under "Risk Factors" in the accompanying Prospectus, prospective investors should carefully consider the following additional factors in connection with an investment in the Notes offered hereby.

  HOLDING COMPANY STRUCTURE; INDEBTEDNESS OF SUBSIDIARIES. The only asset of the Company is the capital stock of Mail-Well I Corporation ("M-W Corporation"). Because all of the operations of the Company are conducted through its subsidiaries, the Company's cash flow and consequently its ability to service debt, including the payment of principal and interest on the Notes, is dependent upon the cash flow of its subsidiaries and the transfer of funds by its subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are distinct legal entities and have no obligation to pay any amounts due pursuant to the various obligations or Indebtedness of the Company or to make any funds available therefor, whether in the form of loans, dividends or otherwise.

  In addition, the Company's subsidiaries are parties to certain credit facilities with aggregate availability of $225 million (the "Credit Facilities") which mature in 2003 and one of the Company's subsidiaries has issued $85 million in subordinated notes (the "Subsidiary Notes") which are guaranteed by the Company and mature in 2004. The Credit Facilities contain provisions significantly restricting the ability of the Company to make restricted payments (including the payment of dividends and other distributions to the Company) and currently permit such restricted payments only for purposes of (i) making principal and interest payments on the Subsidiary Notes, (ii) covering the Company's administrative and tax expenses and (iii) making payments relating to the Company's employee stock ownership plan. In addition, the Credit Facilities permit the payment of up to 50% of Excess Cash Flow (as defined therein) by the subsidiaries to the Company up to a maximum amount of $12 million annually, with the balance going to mandatory prepayment provisions. It is a condition to the closing of this Offering that the Company repay in full amounts outstanding under and retire the Credit Facilities. If the proceeds of the Offering together with the Common Stock Offering are insufficient to repay the Credit Facilities in full, the Company intends to utilize a temporary bridge facility which it is in the process of finalizing in order to repay in full the Credit Facilities. In addition, the Company expects to have in place a commitment for a permanent replacement credit facility of approximately $250 million prior to expiration of the bridge facility. The permanent facility is not expected to have an aggregate restricted payment limitation similar to that contained in the existing Credit Facilities. While the Company expects the permanent facility to contain more favorable terms than its current indebtedness, such facility is expected to contain certain restrictive covenants which could negatively impact its ability to meet its obligations under the Notes in the event of defaults under such facility.

  In addition to the restricted payment provisions contained in the Credit Facilities, pursuant to the indenture governing the Subsidiary Notes, restricted payments (including the payment of dividends and other distributions to the Company) are prohibited unless, after giving effect to such payment (i) no default has occurred, (ii) the subsidiary would be permitted to incur $1.00 of additional indebtedness under the applicable indenture, (iii) the aggregate principal amount of all restricted payments since the date of issuance of such notes on February 24, 1994 does not exceed either 50% of Consolidated Net Income (as defined therein), the proceeds of issuances of equity of the subsidiary or the aggregate amount of capital contributions from the Company. The provisions governing restricted payments contained in each of the Credit Facilities and the indenture governing the Subsidiary Notes could significantly adversely effect the Company's ability to make principal and interest payments with respect to the Notes.

  In addition to limitations on restricted payments, the Credit Facilities and the indenture governing the Subsidiary Notes contain, and any bridge or permanent replacement credit facility is expected to contain, restrictive covenants that, among other things, limit the ability of the subsidiaries to incur additional indebtedness, prepay subordinated debt, transfer assets, pay dividends or repurchase equity. In addition, these facilities require the subsidiaries to satisfy certain financial covenants and tests and limit capital expenditures to specified limits. The violation of any of these restrictive provisions would cause an event of default under the respective facilities, effectively prohibiting the ability of the subsidiaries to make dividends or advances to the Company.

  SUBORDINATION. The Notes will be unsecured and subordinated in right of payment in full to all future Senior Debt (as defined herein) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company would be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there might not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, the Notes will be effectively subordinated to claims of creditors (including the lenders under the Credit Facilities and the holders of the Subsidiary Notes) of the Company's subsidiaries, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees, and tort claimants. In the event of a liquidation, reorganization, or similar proceeding relating to a subsidiary, these persons generally would have priority as to the assets of such subsidiary over the claims and equity interest of the Company and, thereby indirectly, holders of the Company's indebtedness, including the Notes. The Indenture does not prohibit or limit the incurrence of Senior Debt or the incurrence of other Indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of additional Indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. At September 30, 1997, on a pro forma basis giving effect to the Offering and the Common Stock Offering, the Company had no outstanding Senior Debt and the Company's subsidiaries had outstanding indebtedness and other liabilities of approximately $94 million.

  LIMITATIONS ON REDEMPTION OF NOTES. Upon the occurrence of a Designated Event (as defined herein), each holder of the Notes will have certain rights, at the holder's option, to require the Company to redeem all or a portion of such holder's Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the Redemption Price of all Notes tendered. The restricted payment provisions contained in the Credit Facilities significantly restrict the Company's ability to redeem the Notes and any future credit agreements of the Company or its subsidiaries may contain similar provisions. In the event of the occurrence of a Designated Event at a time when the Company is prohibited from purchasing or redeeming the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing or redeeming Notes. In such case, the Company's failure to redeem tendered Notes would constitute an Event of Default under the Indenture, which might, in turn, constitute a default under the terms of agreements relating to other Indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes.

  ABSENCE OF PRIOR PUBLIC MARKET FOR THE NOTES. Prior to the Offering made hereby, there has been no trading market for the Notes. Although the Underwriters have advised the Company that they currently intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, there can be no assurance that any market for the Notes will develop, or if one does develop, that it will be sustained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be materially adversely affected.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds estimated to be $    ($    if
the Underwriters' over-allotment option is exercised in full) from the sale of the Notes offered hereby to repay amounts outstanding under the Credit Facilities. The Credit Facilities mature in 2003 and carry an interest rate of LIBOR plus 175 basis points (7.41% at September 30, 1997). Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, investment-grade, interest bearing securities or guaranteed obligations of the United States government. The Company currently intends to use the proceeds of the Common Stock Offering to repay the balance of the outstanding indebtedness described above, as well as for general corporate purposes. See "Capitalization."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has been listed on the NYSE since December 1996 under the symbol "MWL". Prior to that time, the Common Stock was included in the Nasdaq Stock Market's National Market (that "Nasdaq National Market") under the symbol "MLWL". The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Common Stock as reported by the NYSE or the Nasdaq National Market, respectively.

                                                                    HIGH   LOW
                                                                   ------ ------
     1995
     ----
  Fourth Quarter.................................................. $ 9.05 $ 7.12

     1996
     ----

  First Quarter................................................... $ 8.50 $ 5.44
  Second Quarter..................................................   6.53   5.19
  Third Quarter...................................................   6.95   5.53
  Fourth Quarter..................................................  11.17   7.00

     1997
     ----

  First Quarter................................................... $14.50 $10.50
  Second Quarter..................................................  29.00  13.17
  Third Quarter...................................................  34.50  25.38
  Fourth Quarter (to October 27, 1997)............................  38.75  27.38

  In June 1997, the Common Stock was split 3-for-2, and all prices reflect such split. As of September 30, 1997, there were approximately 377 stockholders of record. On October 27, 1997, the last reported sales price of the Common Stock on the NYSE was $34.50 per share.

                                DIVIDEND POLICY

  The Company has not paid or declared a dividend on Common Stock since its incorporation. The Company does not anticipate declaring or paying any dividends on Common Stock in the foreseeable future because it intends to retain earnings to finance the expansion of its business, to repay indebtedness and for general corporate purposes. Any declaration and payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payments of dividends and other relevant factors. Certain of the Company's indebtedness limits the amount of dividends the Company could pay before causing a default thereunder.

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of September 30, 1997 and as adjusted to reflect the application of the estimated net proceeds from the Offering. This presentation should be read in conjunction with the financial statements of the Company and related notes incorporated by reference herein.

                                                      SEPTEMBER 30, 1997
                                                    ----------------------
                                                    HISTORICAL AS ADJUSTED
                                                    ---------- -----------
                                                    (DOLLARS IN THOUSANDS)
Current liabilities:
  Current portion of long-term debt and capital
   leases..........................................  $ 16,938   $    334(1)
Long-term liabilities:
  Capital Leases...................................     2,762      2,762
  Bank borrowings..................................   145,185        -- (1)
  Senior Subordinated Notes........................    85,000     85,000
  Convertible Notes................................       --     150,000
  Other long-term debt.............................     5,472      5,472
                                                     --------   --------
    Total long-term liabilities....................   238,419    243,234
Minority interest..................................     3,500      3,500
Stockholders' equity:
  Preferred stock, $0.01 par value, 25,000 shares
   authorized, none issued and outstanding.........       --       --
  Common stock, $0.01 par value, 30,000,000 shares
   authorized; 18,834,732 issued and outstanding,
   and 21,959,732 issued and outstanding, as
   adjusted........................................       188        220(2)
  Paid-in capital..................................    99,226    193,694(2)
  Retained earnings................................    47,728     42,323(3)
  Unearned ESOP compensation.......................    (3,307)    (3,307)
  Cumulative foreign currency translation
   adjustment......................................      (313)      (313)
  Pension liability adjustment.....................      (110)      (110)
                                                     --------   --------
    Total stockholders' equity.....................   143,412    232,507
                                                     --------   --------
Total capitalization...............................  $402,269   $479,575
                                                     ========   ========

--------
(1) Reflects the application of the estimated net proceeds of the Offering made hereby plus a portion of the estimated net proceeds of the Common Stock Offering. It is a condition to the closing of this Offering that the Credit Facilities be repaid in full, either with the proceeds of this Offering and the Common Stock Offering or through a combination of this Offering and a bridge facility which the Company is in the process of finalizing. In addition, the Company is in the process of obtaining a permanent replacement credit facility which it expects to have in place following consummation of the Offering. See "Risk Factors."
(2) Reflects the application of the estimated net proceeds of the Common Stock Offering.
(3) Reflects effect of an extraordinary charge for the write-off of $5,405,000 net of income taxes, in deferred financing costs upon repayment of outstanding debt.

                            SELECTED FINANCIAL DATA

  The summary of historical financial data presented below is derived from the historical audited financial statements of the Company and its predecessors, GP Envelope and Pavey, except for the data presented below for the interim periods as of June 30, 1997 and 1996, and for the periods then ended, and as of December 31, 1992 and for the year then ended, for GP Envelope which is derived from the unaudited financial statements which, in the opinion of management, reflect all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such information. The historical balance sheet data as of December 31, 1994 include GP Envelope and Pavey which were acquired on February 24, 1994 and American Envelope which was acquired on December 19, 1994. The operations of GP Envelope, Pavey, American Envelope, Supremex, Graphic Arts Center, Quality Park Products, Pac National Group Products and Shepard Poorman Communications have been included in the historical income statement data of the Company from their respective dates of acquisition. The data presented below should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations, the historical financial statements and the related notes thereto included in the Forms 10-K and 10-Q (and Amendments on Form 10-K/A and 10-Q/A, respectively) incorporated herein by reference.

                                                                       PREDECESSOR COMPANIES(1)
                                                                      --------------------------
                           SIX MONTHS                    PERIOD FROM  PERIOD FROM
                              ENDED      YEAR ENDED      FEBRUARY 24,  JANUARY 1,   YEAR ENDED
                            JUNE 30,    DECEMBER 31,     1994 THROUGH 1994 THROUGH DECEMBER 31,
                          ------------- -------------    DECEMBER 31, FEBRUARY 23, -------------
                           1997   1996   1996   1995         1994         1994      1993   1992
                          ------ ------ ------ ------    ------------ ------------ ------ ------
                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales...............  $419.5 $378.8 $778.5 $596.8       $225.7       $36.6     $252.0 $262.7
Cost of sales...........   326.6  301.8  611.6  470.8        176.7        32.7      206.0  212.3
Other operating costs...    59.5   50.3  106.0   78.4         30.4         5.9       39.4   38.6
                          ------ ------ ------ ------       ------       -----     ------ ------
Operating income
 (loss).................    33.4   26.7   60.9   47.6         18.6        (2.0)       6.6   11.8
Interest expense -
 debt...................     9.1   14.1   26.9   27.0         12.9          .0         .3     .4
Interest expense -
 amortization of
 deferred financing
 costs..................     1.4    1.4    3.6    2.3          1.0         --         --     --
Other (income) expense..     1.0     .0    1.2     .7         (.2)         --         --     --
Provision (benefit) for
 income taxes...........     9.3    4.8   12.3    7.2          2.2         (.7)       2.5    4.3
                          ------ ------ ------ ------       ------       -----     ------ ------
Income (loss) before
 extraordinary item.....    12.6    6.4   16.9   10.4          2.7        (1.3)       3.8    7.1
Extraordinary item......     --     --     --     2.4(2)       --          --         --     --
                          ------ ------ ------ ------       ------       -----     ------ ------
Net income (loss).......  $ 12.6 $  6.4 $ 16.9 $  8.0       $  2.7       $(1.3)    $  3.8 $  7.1
                          ====== ====== ====== ======       ======       =====     ====== ======
PER SHARE DATA(3):
Income before
 extraordinary item.....  $  .68 $  .36 $  .95 $  .91       $  .31
Extraordinary item......     --     --     --     .21(2)       --
                          ------ ------ ------ ------       ------
Net income..............  $  .68 $  .36 $  .95 $  .70       $  .31
                          ====== ====== ====== ======       ======
Weighted average shares
 outstanding............    18.4   17.8   17.9   11.4          8.8
                          ====== ====== ====== ======       ======
BALANCE SHEET DATA:
Working capital.........  $ 29.1 $ 85.2 $ 22.1 $ 89.8       $ 67.3
Total assets............   479.6  510.7  470.9  500.4        307.7
Total long term debt,
 excluding current
 portion................   200.7  292.2  209.9  295.9        229.4
Total liabilities.......   344.8  401.0  349.7  398.1        283.3
Total stockholders'
 equity.................   134.8  109.7  121.2  102.3         23.7

--------
(1) Per share and balance sheet data are not presented for these periods as operations were those of predecessor companies.
(2) Extraordinary item arising from the early extinguishment of debt.
(3) In June 1997, the Common Stock was split 3-for-2 and all share and per share information has been restated to reflect the split.

                                  MANAGEMENT

  The names, ages (as of December 31, 1996), positions with the Company and the business experience over the past five years of the executive officers and directors of the Company are set forth below. Each director is elected for a one year term or until his successor is elected.

   NAME                                  AGE             POSITION(S)
   ----                                  ---             -----------
Gerald F. Mahoney.......................  53 Chairman of the Board and Chief
                                             Executive Officer, Director
Paul V. Reilly..........................  44 Senior Vice President, Finance and
                                             Chief Financial Officer
Roger Wertheimer........................  37 Vice President, General Counsel and
                                             Secretary
Robert J. Terry.........................  56 President and Chief Operating
                                             Officer--U.S. Envelope Operations,
                                             Director
Frank P. Diassi (1).....................  64 Director
J. Bruce Duty (1)(2)....................  45 Director
Frank J. Hevrdejs(1)....................  51 Director
Jerome W. Pickholz (2)(3)...............  64 Director
W. Thomas Stephens (3)..................  54 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Nominating Committee.

  Gerald F. Mahoney has been a director, Chairman of the Board and Chief Executive Officer of the Company since February 1994. He was Chairman of the Board, President and Chief Executive Officer of Pavey Envelope & Tag Corp., from January 1991 until it became a subsidiary of the Company in February 1994. From January 1990 to the present, he has also served as President of Saddle River Capital, an investment banking firm. Mr. Mahoney devotes substantially all of his time to the Company in his capacity as Chairman and CEO. From June 1987 to September 1989, Mr. Mahoney served as President of Transkrit Corp., a business forms manufacturing company.

  Paul V. Reilly has been Senior Vice President, Finance and Chief Financial Officer of the Company since April 1997 and has been with the Company since June 1995. Mr. Reilly spent 14 years with Polychrome Corporation, a prepress supplier to the printing industry, where he held a number of positions including Assistant Corporate Treasurer, Corporate Treasurer, Vice President and Chief Financial Officer, and General Manager of United States Operations. During 1994 and 1995, Mr. Reilly worked with Saddle River Capital, an investment banking firm which purchased and managed small businesses, and more recently as Vice President with a direct marketer of educational materials. Mr. Reilly is a Certified Public Accountant.

  Roger Wertheimer has been Vice President, General Counsel and Secretary of the Company since February 1995. Mr. Wertheimer has been engaged in the practice of law since 1984. He previously served as Corporate Counsel for PACE Membership Warehouse, Inc., from 1988 to 1994 and practiced as a private legal practitioner from March 1994 until February 1995, when he joined the Company.

  Robert J. Terry has been a director of the Company since February 1994. Mr. Terry is currently President and Chief Operating Officer of the Company's U.S. Envelope Operations. He originally joined GP Envelope, the Company's predecessor, in May 1964. Mr. Terry served as Executive Vice President of the Mail-Well Envelope Division of Georgia-Pacific from December 1991 to February 1994, and served as Regional Vice President of Butler Paper Company, a subsidiary of Georgia-Pacific, and as Vice President of Georgia-Pacific's Mail-Well Envelope Division prior to that time. Mr. Terry served on the Board of the Envelope Manufacturers Association from 1992 to 1996, and currently serves on the Board of the Denver Better Business Bureau.

  Frank P. Diassi has been a director of the Company since February 1994. He is currently managing general partner of the Unicorn Group, an investment company. He organized the Unicorn Group in 1982 and has originated investments in over 39 entrepreneurial companies. His primary area of interest is in chemical and related industries. Since August 1996, Mr. Diassi has been Chairman of Sterling Chemicals, Inc., a manufacturer of commodity petrochemicals and chemicals primarily in the pulp and paper industry. He was a founding director of Arcadian Corporation, the largest nitrogen fertilizer company in North America. Mr. Diassi was director and Chairman of the Finance Committee of Arcadian Corporation from 1989 to 1994. Mr. Diassi serves as a member of the Compensation Committee of the Board of Directors.

  J. Bruce Duty has been a director of the Company since February 1994. Since July 1993 he has been Senior Vice President of Capital Southwest Corporation, a venture capital investment firm. From July 1982 to June 1993, he was Vice President of Capital Southwest Corporation. Mr. Duty serves as a member of both the Audit and Compensation Committees of the Board of Directors.

  Frank J. Hevrdejs has been a director of the Company since its inception in November 1993. In 1982, Mr. Hevrdejs co-founded The Sterling Group, Inc., a major management buyout company. Mr. Hevrdejs is a principal and president of The Sterling Group, Inc. Additionally, he is Chairman of First Sterling Ventures Corp., an investment company, Endoro Holdings, Inc., a structural and electrical manufacturing company, and Fibreglass Holdings, Inc., a truck accessory manufacturer. He is also a board member and a member of the executive committee of Purina Mills, Inc., an animal feed producer, and a board member of Eagle U.S.A., an air-freight company. Mr. Hevrdejs serves as Chairman of the Compensation Committee of the Board of Directors.

  Jerome W. Pickholz has been a director of the Company since June 1994. From 1978 to 1994, he was Chief Executive Officer of Ogilvy & Mather Direct Worldwide, a direct advertising agency. From 1994 to June 1995, he served as Chairman of the Board of Ogilvy & Mather Direct Worldwide. Since January 1996, Mr. Pickholz has served as founder and Chairman of Pickholz, Tweedy, Cowan, L.L.C., a marketing communications company. Mr. Pickholz serves as a member of the Audit Committee and the Nominating Committee of the Board of Directors.

  W. Thomas Stephens has been a director of the Company since March 1996. Since September 1996, Mr. Stephens has been retired from Johns Manville Corporation (formerly Schuller Corporation). From 1986 to September 1996, he served as Chief Executive Officer and President of Johns Manville Corporation, a building materials and forest products company. Mr. Stephens also served as Chairman of Johns Manville Corporation from June 1990 to September 1996, and as Executive Vice President and CFO from 1984 to 1986. Mr. Stephens serves as director on the boards of Public Service of Colorado, a utility company, and Stillwater Mining Company, a mining company. Mr. Stephens is a trustee of the Eagle-Picher Trust. Mr. Stephens serves as Chairman of the Nominating Committee of the Board of Directors.

                             DESCRIPTION OF NOTES

GENERAL

  The Notes will be issued under an indenture, to be dated as of November  ,
1997, between the Company and     , as trustee (the "Trustee"), as
supplemented by an indenture supplement (the "Indenture Supplement") executed simultaneously therewith. The Indenture, together with the Indenture Supplement, will be collectively referred to herein as the "Indenture." A form of the Indenture is incorporated by reference in the Registration Statement of which this Prospectus Supplement is a part. The following summaries of certain provisions of the Indenture and Indenture Supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

  The Notes are convertible at the option of the holder into Common Stock of the Company. See "--Conversion." The Notes are unsecured, will constitute subordinated obligations of the Company and will rank pari passu in right of payment to the Company's other subordinated indebtedness, if any. The Notes and the Company's obligations with respect thereto (including the Company's obligations to repurchase Notes upon the occurrence of a Designated Event (as defined below)) will be subordinated in right of payment to all Senior Debt (as defined in the Indenture) of the Company as well as effectively subordinated to all existing and future indebtedness of the Company's subsidiaries. As of September 30, 1997, on a pro forma basis, the Company had no Senior Debt and the Companys subsidiaries had approximately $94 million of outstanding indebtedness and other liabilities. The Indenture does not restrict, however, the amount of Senior Debt or other indebtedness of the Company or any subsidiary of the Company that may be incurred in the future, and the Company and its subsidiaries anticipate incurring Senior Debt or other indebtedness in the future.

PRINCIPAL, MATURITY AND INTEREST

  The Notes offered by this Prospectus Supplement will be limited to $150 million aggregate principal amount, plus such additional amount not in excess of $22,500,000 as may be purchased by the Underwriters upon exercise of the over-allotment option. See "Underwriting." The Notes will mature on November 1, 2002. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus from November 1, 1997 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year, commencing May 1, 1998, to the person in whose name such Note is registered at the close of business on the April 15 or October 15 preceding such interest payment date. Interest will be computed on the basis of a 360 day year comprised of twelve 30-day months.

  The Notes will be issuable and transferable in fully registered form and will be issued in denominations of $1,000 and integral multiples thereof.

  Principal, premium, if any, and interest on the Notes may, at the option of the Company, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the security register or (ii) by transfer to an account maintained by the payee entitled thereto as specified in the security register; provided, however, that payments to The Depository Trust Company ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

OPTIONAL REDEMPTION

  The Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after November 1, 2000, on not less than 15, nor more than 60, days' prior notice at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest, if any, to the date of redemption, if redeemed during the 12-month period beginning on November 1 of the years indicated below (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date):

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000...........................................................       %
      2001...........................................................       %
      2002...........................................................       %

  If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed either in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, pro rata or by lot or by any other method the Trustee deems fair and appropriate.

MANDATORY REDEMPTION

  The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Upon the occurrence of a Designated Event (as defined below), each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes (the "Designated Event Repurchase") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Repurchase is being made pursuant to the covenant entitled "Designated Event" and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 45 days nor later than 60 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Notes not tendered will continue to accrue interest; (4) that, upon the payment of the Designated Event Payment, all Notes accepted for payment pursuant to the Designated Event Repurchase shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Designated Event Repurchase will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Trustee at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date; (6) that holders will be entitled to withdraw their election if the Trustee receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; (8) the last date on which holders' rights to have Notes repurchased may be exercised; and (9) any other procedures holders must follow in order to have their Notes repurchased.

  At least one Business Day prior to the Designated Event Payment Date, the Company shall irrevocably deposit with the Trustee or Paying Agent an amount equal to the principal amount of Notes to be purchased. On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for purchase Notes or portions thereof tendered pursuant to the Designated Event Repurchase, (2) deposit with the Trustee the Notes so accepted and (3) deliver or cause to be delivered to the Trustee an Officers' Certificate stating the Notes or portions thereof tendered to the Trustee. The Trustee shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Repurchase on or as soon as practicable after the Designated Event Payment Date. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes in such circumstances.

  The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a takeover, recapitalization, restructuring or other transaction involving the Company that may adversely affect holders.

  The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Designated Event or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all the Notes at the Designated Event Payment Date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

  The terms of certain of the existing indebtedness of the Company's subsidiaries prohibit the Company from purchasing any Notes prior to their stated maturity, and also provide that certain change of control events with respect to the Company would constitute a default thereunder. In addition, such indebtedness contains restrictions on the ability of the subsidiaries to make restricted payments (including dividends and other distributions to the Company) which could significantly adversely affect the Company's ability to repurchase the Notes upon the occurrence of a Designated Event. See "Risk Factors." Any future credit agreements or other agreements relating to indebtedness (including the permanent replacement facility currently being negotiated by the Company or any bridge facility) to which the Company or its subsidiaries becomes a party may contain similar restrictions on the repurchase of Notes. Moreover, the exercise by the holders of the Notes of their rights to require the Company to repurchase the Notes could cause a default under such other indebtedness, even if the Designated Event itself does not, due to the financial effect of the repurchase on the Company. In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. As the payment of the Designated Event Payment is subordinated to the prior payment of Senior Debt and effectively subordinated to the prior payment of the indebtedness of the Company's subsidiaries as described under "--Subordination of Notes" below, in such circumstances, such subordination would likely prohibit payments to the holders of Notes.

  A "Designated Event" will be deemed to have occurred upon a Change of Control (as defined below) or a Termination of Trading (as defined below).

  A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange
Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided, that a Change of Control shall not be deemed to have occurred if either (i) the last sales price of the

Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 110% of the Conversion Price in effect on the date of such Change of Control or (ii) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

  A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is not listed for trading on a United States national securities exchange or an established automated over-the-counter trading market in the United States.

  The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to repurchase Notes at the option of holders upon a Designated Event.

  The Company could, in the future, enter into certain transactions, including certain recapitalization of the Company, that would not constitute a Change of Control for purposes of the Designated Event repurchase feature of the Notes, but that would increase the amount of Senior Debt (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture on the creation of additional Senior Debt (or any other indebtedness), and under certain circumstances the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the Designated Event Payment for all Notes tendered by the holders thereof. A default by the Company on its obligations to pay the Designated Event Payment could result in acceleration of the payment of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions.

CONVERSION

  The Notes, or any portion thereof which is an integral multiple of $1,000, are convertible at any time after 60 days following the date of original issuance thereof and prior to the close of business on November 1, 2002, subject to prior redemption at the option of the Company or repurchase at the option of the holder, into shares of the Company's Common Stock, at the conversion price set forth on the cover of this Prospectus Supplement, subject to adjustment as set forth below (the "Conversion Price"). The Company will not be required to issue fractional shares of Common Stock but will pay a cash adjustment in lieu thereof. In the case of any Note or portion thereof called for redemption, conversion rights expire at the close of business on the business day immediately preceding redemption. In the event any holder exercises its repurchase right upon a Designated Event, such holder's conversion right will terminate. See"--Repurchase at the Option of Holders." Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued.

  Accrued interest will not be paid on Notes that are converted. If any Note is converted between a record date for the payment of interest and the next succeeding interest payment date, the interest payable on such interest payment date shall be paid to the holder of such Note on such record date; however, such Note upon surrender must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted (unless such Note shall have been called for redemption, in which case no such payment shall be required).

  The Conversion Price is subject to adjustment in certain events, including
(i) the subdivision, combination or reclassification of the outstanding Common Stock of the Company; (ii) the issuance by the Company of Common Stock as a dividend or distribution on the Common Stock; (iii) the issuance of rights and warrants (expiring within 45 days after the record date for the determination of stockholders entitled to receive such rights and warrants) to all holders of Common Stock entitling them to purchase shares of Common Stock or securities convertible into or exchangeable for Common Stock at a price per share (or having a conversion or exercise price per share) less than the then current market price (as defined in the Indenture) of the Common Stock (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock;
(v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 5% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 5% of the product of the current market price per share (determined as set forth below) on the expiration of such tender offer times the number of shares of Common Stock outstanding on such date; (vii) the distribution to all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above); and (viii) the issuance of Common Stock or securities convertible into, or exchangeable for, Common Stock at a price per share (or having a conversion or exchange price per share) that is less than the current market price of the Common Stock (but excluding, among other things, issuances: (a) pursuant to any bona fide plan for the benefit of employees, directors or consultants of the Company now or hereafter in effect; (b) to acquire all or any portion of a business in an arm's-length transaction between the Company and an unaffiliated third party including, if applicable, issuances upon exercise of options or warrants assumed in connection with such an acquisition; (c) in a bona fide public offering pursuant to a firm commitment underwriting or sales at the market pursuant to a continuous offering stock program; (d) pursuant to the exercise of warrants, rights (including, without limitation, earnout rights) or options, or upon the conversion of convertible securities, which are issued and outstanding on the date hereof, or which may be issued in the future for fair value and with an exercise price or conversion price at least equal to the current market price of the Common Stock at the time of such issuance). In the event of a distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Convertible Note who converts such Convertible Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. The Company is not required to make any adjustment in the Conversion Price of less than 1%, but instead such adjustment will be carried forward and taken into account in the computation of any subsequent adjustment.

  In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or
(ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

  "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the market value of such acquired shares after giving effect to the completion of the tender offer or other negotiated transaction.

  In case of any merger or consolidation of the Company or the sale or conveyance by the Company of all or substantially all the assets of the Company, the holder of each outstanding Note shall have the right to convert such Note into the kind and amount of shares of stock and other securities and property (including cash) received in such transaction by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to the effective date of such transaction. The meaning of the phrase "sale or conveyance by the Company of all or substantially all of the assets of the Company" will be determined under New York law, which governs the Indenture. Application of the phrase to a particular sale of assets will depend on the interpretation given to the phrase by courts construing New York law at the time, and by the specific facts and circumstances of such sale. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the foregoing provision as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.

  The Company may from time to time reduce the Conversion Price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. In addition, and without limiting the foregoing, the Board of Directors may also make such reductions in the Conversion Price as it deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain United States Tax Considerations."

  Certain adjustments (or the failure to make certain adjustments in certain cases) in the Conversion Price in accordance with the foregoing provisions (other than to take account of a dividend of the Company's own stock or a stock split) could be taxable pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, as a constructive distribution to holders of the Notes at the time of such adjustments in the Conversion Price.

SUBORDINATION OF NOTES

  The payment of the principal of, interest on or any other amounts due on the Notes will be subordinate in right of payment to all existing and future Senior Debt. The Indenture does not restrict the amount of Senior Debt or other indebtedness that may be incurred in the future by the Company or any subsidiary of the Company. In addition, the Notes will be effectively subordinated to claims of holders of any preferred stock and claims of creditors (other than the Company) of the Company's subsidiaries, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees, and tort claimants. In the event of a liquidation, reorganization, or similar proceeding relating to a subsidiary, these persons generally would have priority as to the assets of such subsidiary over the claims and equity interest of the Company and, thereby indirectly, holders of the Company's indebtedness, including the Notes. As of September 30, 1997 and on a pro forma basis giving effect to the Offering and the Common Stock Offering, the Company had no outstanding Senior Indebtedness and the Company's subsidiaries had outstanding indebtedness and other liabilities of approximately $94 million.

  The only asset of the Company is the capital stock of M-W Corporation. Because all of the operations of the Company are conducted through its subsidiaries, the Company's cash flow and consequently its ability to service debt, including the payment of principal and interest on the Notes, is dependent upon the cash flow of its subsidiaries and the transfer of funds by its subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are distinct legal entities and have no obligation to pay any amounts due pursuant to the various obligations or Indebtedness of the Company or to make any funds available therefor, whether in the form of loans, dividends or otherwise. In addition, both the terms of the current Credit Facilities as well as the indenture governing the Subordinated Notes contain provisions which significantly limit and in certain circumstances prohibit the payment of dividends or advances to the Company. Any bridge facility or permanent replacement credit facility may contain similar limitations. Finally, violation by the subsidiaries of any of the restrictive covenants contained in the Credit Facilities or in the indenture governing the Subsidiary Notes could cause an event of default under the respective facilities, effectively prohibiting dividends or advances to the Company. See "Risk Factors".

  No payment on account of principal of, redemption of, interest on or any other amounts due on the Notes, including, without limitation, any payments with respect to a Designated Event, and no redemption, purchase or other acquisition of the Notes may be made unless (i) full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable.

  Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Notes are entitled to any payments whatsoever.

  If payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. The Company may not pay the Notes until five days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

  As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company.

MODIFICATION AND WAIVER

  Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such Notes or modify in any manner the rights of the holders of the Notes and any related coupons under such Indenture; provided that no such supplemental indenture will, without the consent of the holder of each such outstanding Note (i) change the stated maturity of the principal of, or any installment of principal or interest on, the Notes or any premium payable upon redemption thereof, (ii) reduce the principal amount of, or the rate of interest on, the Notes; (iii) change the place or currency of payment of principal or interest, if any, on the Notes; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes; (v) reduce the above-stated percentage of holders of the Notes to modify or amend such Indenture; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Notes necessary to waive any covenant or past default; (vii) amend or modify any of the provisions of such Indenture relating to subordination of the Notes in any manner adverse to the holders of such Notes; (viii) adversely affect the right of any holder to convert any Note as provided in the Indenture and (ix) modify the provisions in the Indenture relating to the Company's requirement to repurchase Notes upon a Designated Event in a manner adverse to the holders. Holders of not less than a majority in principal amount of the outstanding Notes of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Notes.

BOOK-ENTRY; DELIVERY AND FORM

  The certificates representing the Notes will be issued in fully registered form, without coupons. The Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Certificate" ) or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

GLOBAL CERTIFICATES

  Upon the issuance of the Global Certificate, DTC or its custodian will credit, on its internal system, the respective principal amount of Notes of the individual beneficial interests represented by such Global Certificate to the respective accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Underwriters. Ownership of beneficial interests in the Global Certificate will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

  Conveyance of notices and other communications by DTC to Direct Participants (as defined herein), by Direct Participants to Indirect Participants (as defined herein), and by Direct Participants and Indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owners entered the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book entry system for the Notes is discontinued.

  So long as DTC, or its nominee, is the registered owner or holder of the Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Certificate for all purposes under the Indenture and the Notes. No beneficial owner of an interest in the Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

  Payments of the principal of, and interest on, the Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owners thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate of for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, subject to any statutory or regulatory requirements as may be in effect from time to time.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Certificate as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a certificated note for any reason, including to sell Notes to persons in jurisdictions which require such delivery of such Notes or to pledge such Notes, such holder must transfer its interest in the Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Indenture. Once an interest in the Global Certificate is delivered as a certificated Note, such certificated Note may be exchanged for an interest in the Global Certificate.

  The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given direction. However, if there is an Event of Default (as defined) under the Notes, DTC may exchange the Global Certificate for certificated Notes, which it will distribute to its participants.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

  Although the Company expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Certificate among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

  If DTC is at any time unwilling or unable to continue as a depositary for a Global Certificate and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Notes in exchange for the Global Certificate. The Company also may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the Company will issue certificated Notes in exchange for the Global Certificate.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

TRANSFER AND EXCHANGE

  A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that the Company will not consolidate with or merge into any other Person or sell, convey, transfer or lease all or substantially all of its properties and assets to any Person, or permit any Person to consolidate with or merge into the Company or sell, convey, transfer or lease all or substantially all of its properties and assets to the Company, unless
(a) the Company shall be the continuing Person or the Person formed by such consolidation or into which the Company is merged or the Person or corporation that acquires all or substantially all of its properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States or any stated thereof or the District of Columbia and expressly assumes payment of the principal of and premium, if any, and interest on the Notes and performance and observance of each obligation of the Company under the Indenture and the Notes, (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Default or Event of Default exists, (c) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one Person and such Person shall have assumed all the Obligations of the Company under the Notes and the Indenture, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, and (d) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to the Notes (even if the event is the failure to do an act which is prohibited by the subordination provisions of the Indenture): (a) failure to pay interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days; (b) failure to pay the principal of (or premium, if any, on) any Note at its maturity; (c) failure to pay the Redemption Price or the Designated Event Payment when and as due; (d) failure to perform, or breach of, any covenant or agreement of the Company in the Indenture continued for 60 days after written notice as provided in the Indenture; (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date on which the Notes are first authenticated and issued, which default (i) is caused by a failure to pay principal or interest due on such Indebtedness within the grace period for payment provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (f) one or more judgments or decrees shall be entered against the Company or any Subsidiary involving a liability of more than $10 million in the aggregate and such judgments or decrees shall not have been vacated, discharged, satisfied or stayed pending appeal within 60 days from the date of entry thereof; and (g) certain events of bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary.

  If an Event of Default with respect to the Notes shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of all Notes to be due and payable. The Company is required to furnish to the Trustee quarterly statements as to any default in the performance by the Company of its obligations under the Indenture. Under certain circumstances, any declaration of acceleration with respect to the Notes may be rescinded and past defaults may be waived by the holders of a majority of the aggregate principal amount of the outstanding Notes. The Indenture provides that the Trustee shall give notice to the holders of the Notes of any default known to it as provided in the Trust Indenture Act of 1939.

  No holder of any Note will have any right individually to pursue any remedy under the Indenture unless (i) the holder previously has given to the Trustee written notice of a continuing Event of Default, (ii) holders of not less than 25% of the aggregate principal amount of the outstanding Notes have made written request to the Trustee to institute a proceeding, (iii) such holder has offered reasonable indemnity to the Trustee, (iv) the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with the request and (v) the Trustee has failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of an premium, it any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert the Note in accordance with the Indenture.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the date of preparation of a financial statement or the date that a particular action is taken or event occurs, as applicable.

  "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances, (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase, contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

  "Material Subsidiary" means any Subsidiary of the Company which is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

  "Senior Debt" means the principal of, interest on and other amounts due on Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company, unless, in the instrument creating or evidencing or pursuant to which Indebtedness is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the Notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, services or materials purchased in the ordinary course of business; (b) Indebtedness of the Company to a Subsidiary of the Company; or (c) any liability for Federal, state, local or other taxes owed or owing by the Company.

  "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.

GOVERNING LAW

  The Indenture and Notes will be governed and construed in accordance with the laws of the State of New York without giving effect to such state's conflicts of laws principles.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain material United States federal income tax consequences of the purchase, ownership and disposition of the Notes (and of Common Stock acquired upon a conversion of the Notes) to the initial holders thereof. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof now in effect, all of which are subject to change, possibly with retroactive effect. This discussion addresses the tax consequences to the initial holders of Notes and does not address the tax consequences to subsequent holders of Notes. Furthermore, this discussion is limited to holders who hold the Notes as capital assets. This discussion is for general information only, and does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders (such as certain financial institutions, insurance companies, tax exempt entities, dealers in securities, Non-U.S. Holders or persons who have hedged the interest rate).

  As used herein, the term "United States Holder" or "U.S. Holder" means a holder of a Note, or of Common Stock acquired upon conversion of a Notes, that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust which is subject to the supervision of a court within the United States and the control of a U.S. Person. As used herein "Non-U.S. Holder" means any beneficial owner who is not a U.S. Holder.

  Prospective Purchasers are urged to consult their own tax advisors as to the particular tax consequences to them of the acquisition, ownership and disposition of the Notes or Common Stock, including the applicability of any federal estate or gift tax laws or any state, local or foreign tax laws, changes in applicable tax laws and any pending or proposed legislation.

TAX TREATMENT OF INTEREST PAYMENTS

  Interest payments on the Notes will be includable in a United States Holder's taxable income as received or accrued in accordance with the holder's method of tax accounting.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

  Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount of cash plus the fair market value of all property received on such disposition (except to the extent such cash or property is attributable to accrued interest, which is taxable as ordinary income) and such holder's adjusted tax basis in the Note. For United States Holders other than individuals, such gain or loss will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period in the Note is more than one year. Certain changes to the Code, enacted recently as part of the Taxpayer Relief Act of 1997, will apply to United States Holders who are individuals. In general, the maximum tax rate for such holders on long-term capital gains will be 20% for most capital assets (including the Notes) held for more than 18 months. For individual holders holding Notes for more than one year but not more than 18 months, the maximum tax rate on capital gains will be 28%. Capital gain or loss will be short-term if the Note is held for one year or less.

ADJUSTMENTS TO CONVERSION RATE

  The Conversion Price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion of Notes." Section 305 of the Code may treat a United States Holder of Notes as receiving a constructive distribution, taxable as dividend to the extent of the Company's current or accumulated earnings and profits, in the case of certain adjustments in the Conversion Price of the Notes that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of the Common Stock).

CONVERSION OF NOTES INTO COMMON STOCK

  Generally, no gain or loss will be recognized for federal income tax purposes at the time of the conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in capital gain (or loss) to the extent of the difference between the amount of such cash and the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of such adjusted basis allocated to any fractional share of Common Stock deemed exchanged for cash. The holding period of the Common Stock received on conversion will include the period during which the converted Notes were held.

SALE OR EXCHANGE OF COMMON STOCK

  A United States Holder of Common Stock into which the Notes have been converted generally will recognize capital gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured by the difference between the amount realized on such disposition and the United States Holder's adjusted tax basis in the Common Stock. Such gain or loss will be long-term capital gain or loss if the holding period of the Common Stock (determined as described above under "Conversion of Notes into Common Stock") is more than one year at the time of the sale or exchange. Special rules may apply to certain redemptions of Common Stock which may result in different treatment.

BACK-UP WITHHOLDING

  A United States Holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes and payments of the proceeds of the sale of Notes or Common Stock. These back-up withholding rules apply if the United States Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. A United States Holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a United States Holder under the back-up withholding rules is creditable against the United States Holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding does not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established. The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market may have an adverse effect on the market price of the Common Stock. Of the 18,834,732 shares outstanding at September 30, 1997, 12,651,335 shares are freely tradeable. All of the shares of Common Stock issued upon conversion of the Notes offered hereby will also be freely transferable. In addition, and as of September 30, 1997, 6,183,397 shares are otherwise available for resale into the public market pursuant to Rule 144 under the Securities Act.

  The Company, its directors and executive officers, and the Company's principal shareholders who hold an aggregate of 4,324,648 shares of Common Stock have entered into lock-up agreements with the representatives of the Underwriters pursuant to which they have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose) or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, for a period of 90 days after the date of this Prospectus Supplement, except for shares offered pursuant to this offering and issuances pursuant to the exercise of options granted under employee benefit plans existing as of the date of this Prospectus Supplement or pursuant to the terms of convertible securities or warrants of the Company outstanding as of the date of this Prospectus Supplement. Prudential Securities Incorporated may, in its sole discretion at any time and without notice, release all or any portion of the shares subject to such lock-up agreements. All remaining 3,629,448 shares (assuming the sale of 695,200 shares by the selling Shareholders in the Common Stock Offering) will become available for sale 90 days after the date of this Prospectus Supplement upon expiration of these lock-up agreements, subject to compliance with Rule 144 or Rule 701 promulgated under the Securities Act.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Bear Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Hanifen, Imhoff Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the aggregate principal amount of Notes set forth below opposite their respective names:

                                                                    PRINCIPAL
      UNDERWRITER                                                     AMOUNT
      -----------                                                  ------------
   Prudential Securities Incorporated............................. $
   Bear, Stearns & Co. Inc. ......................................
   Donaldson, Lufkin & Jenrette Securities Corporation............
   Hanifen, Imhoff Inc. ..........................................
                                                                   ------------
       Total...................................................... $150,000,000
                                                                   ============

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the Notes offered hereby, if any are purchased.

  The Underwriters, through their Representatives, have advised the Company that they propose to offer the Notes initially at the public offering price set forth on the cover page of this Prospectus Supplement; that the
Underwriters may allow to selected dealers a concession of   % of the
principal amount of the Notes; and that such dealers may re-allow a concession
of   % of the principal amount of the Notes to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional $22,500,000 in aggregate principal amount of Notes at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the Notes offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Notes as the number set forth next to such Underwriter's name in the preceding table bears to $150,000,000.

  The Company has agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers and directors, holding an aggregate of approximately 4,324,648 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose) or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, for a period of 90 days after the date of this Prospectus Supplement, except for shares offered pursuant to this offering and issuances pursuant to the exercise of options granted under employee benefit plans existing as of the date of this Prospectus Supplement or pursuant to the terms of convertible securities or warrants of the Company outstanding as of the date of this Prospectus Supplement. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lockup agreements.

  In connection with the Offering, certain Underwriters (and selling group members if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes and the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Notes or Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Notes and Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, with up to $22,500,000 additional aggregate principal amount of Notes, by exercising the Underwriters' overallotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Notes that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes and Common Stock at levels above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.

                                 LEGAL MATTERS

  The legality of the Notes being offered hereby and the Common Stock of the Company to be issued upon the conversion of the Notes has been passed upon for the Company by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION--DATED NOVEMBER 10, 1997

PROSPECTUS
--------------------------------------------------------------------------------

                                  $300,000,000

                              MAIL-WELL, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
[LOGO OF MAIL-WELL,INC.        DEPOSITORY SHARES
 APPEARS HERE]                    COMMON STOCK
                                    WARRANTS

--------------------------------------------------------------------------------

  Mail-Well, Inc., a Colorado corporation (the "Company" or "Mail-Well"), may offer from time to time, in one or more series (i) debt securities (the "Debt Securities"), which may be senior subordinated debt securities ("Senior Subordinated Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), in each case consisting of debentures, notes and/or other unsecured evidences of indebtedness, (ii) shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), (iii) Preferred Stock represented by depository shares ("Depository Shares"), (iv) shares of its common stock, par value $0.01 per share (the "Common Stock") and (v) warrants to purchase Debt Securities, Preferred Stock or shares of Common Stock (the "Warrants"), as shall be designated by the Company at the time or times of the offering. The Debt Securities, the Preferred Stock, the Common Stock, the Warrants and any shares of Common Stock issuable upon conversion or exchange of the Debt Securities or Preferred Stock or exercise of the Warrants are collectively referred to as the "Securities" and will have an aggregate public offering price of up to $300,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a currency other than U.S. dollars or in currency units. The Securities may be offered separately or together (in any combination) and as a separate series, in any case in amounts, at prices and on terms to be determined at the time of sale.

  The form in which the Securities are to be issued will be set forth in a Prospectus Supplement (including any related term sheet) relating to such Securities (the "Prospectus Supplement"), together with the offering terms of such Securities, and will include where applicable, their specific designation, aggregate principal amount or aggregate public offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, exchange and sinking fund terms, if any, exercise price and detachability, if any, and other specific terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain material United States federal income tax considerations relating to the particular securities offered thereby. The Prospectus Supplement will also contain information, where applicable, as to any listing on a national securities exchange of the securities covered by such Prospectus Supplement.

  The Securities may be offered directly through agents designated from time to time by the Company or to or through underwriters or dealers. The names of such agents, dealers or underwriters and any applicable purchase price, fee, underwriting discounts and commissions and the net proceeds from such sale will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of offering of such Securities.

  SEE "RISK FACTORS" ON PAGES 4 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

This Prospectus is dated November   , 1997

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Such reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company has filed with the Commission a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, all of which were previously filed by the Company (File No. 0-26692) with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

    (1) the Company's Annual Report on Form 10-K, and the Amendment on Form 10-K/A filed on October 28, 1997, for the year ended December 31, 1996;

    (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and the Amendments on Form 10-Q/A filed on September 12, 1997 and October 28, 1997 for the quarter ended June 30, 1997;

    (3) the Company's Current Report on Form 8-K, dated May 20, 1997.

  All reports and documents filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Securities covered by this Prospectus shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

  The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person to the Company, a copy of any or all of the documents referred to above that have been or may be incorporated into this Prospectus by reference, including exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Investor Relations, Mail-Well, Inc., 23 Inverness Way East, Englewood, Colorado 80112, telephone number (303) 790-8023.

                                  THE COMPANY

  Mail-Well, Inc. (the "Company") is the largest printer and manufacturer of envelopes in the United States and Canada, competing primarily in the higher-margin consumer direct market segment of the envelope industry in which envelopes are designed and manufactured to customer specifications. In addition, the Company is the leading high-impact color printer in the United States. As of September 30, 1997, the Company and its subsidiaries operated 53 envelope plants and printing facilities throughout the United States and Canada serving over 40,000 customers.

  Since its formation in 1994, the Company has achieved significant growth in both revenues and net income through a business strategy that focuses on acquisitions, internal growth and operating leverage. As a result of this strategy, revenue and net income increased to $778.5 million and $16.9 million, respectively, for the Company in 1996 from $262.3 million and $1.4 million, respectively, for the Company and its predecessors in 1994. For the six months ended June 30, 1997, the Company's revenue and net income grew to $419.5 million and $12.6 million, respectively, from $378.8 million and $6.4 million, respectively, during the same period in 1996.

  The envelope and high-impact color printing industries are highly fragmented. There are approximately 215 independent envelope companies in the United States and Canada, generating in excess of $3.0 billion in annual revenues. The Company estimates that there are approximately 500 commercial printing companies in the United States competing in the high-impact color segment of the printing industry, generating approximately $3.5 billion in annual revenues in that segment. The Company's objective is to grow both internally and externally. Internally, the Company plans to expand the products and services sold to existing customers and to add new customers. Externally, the Company plans to continue to grow by pursuing acquisition opportunities to capitalize on the consolidation occurring within these industries. From December 1, 1994 through September 30, 1997, the Company completed ten acquisitions in the envelope and commercial printing industries, ranging in size from $6.1 million to $97.4 million.

  Management believes that it enjoys, and will continue to enjoy, certain competitive advantages, including (i) the ability to utilize the Company's network of strategically located plants and sales offices to attract customers that require production from multiple locations, (ii) the ability to realize cost savings as a result of volume related purchases of paper, ink and other raw materials, (iii) the reduction of overhead expense through the consolidation of certain administrative functions for insurance, employee health benefits and financial management, (iv) the ability to increase profitability through the optimization of equipment utilization among facilities, (v) the ability to offer customers greater flexibility in meeting their needs due to more available capacity and equipment capabilities and (vi) the ability to combine the responsiveness of a local or regional facility with the resources of a large national company.

  The Company's envelope products include standard size envelopes as well as envelopes with features customized for mass mailing markets. The Company also produces medical folders, overnight mailers, photofinishing envelopes, airline and car rental jackets, tags and interoffice envelopes. The Company's high-impact printed products are designed to elicit the maximum response from the reader and include advertising literature, high-end catalogs and brochures, calendars and annual reports. The Company is recognized as an innovative provider of quality printed products to leading companies throughout the United States.

  The Company's principal executive offices are located at 23 Inverness Way East, Englewood, Colorado 80112; its telephone number is (303) 790-8023.

                           RECENT DEVELOPMENTS

  On June 27, 1997, the Company acquired all of the outstanding shares of common stock of Griffin Envelope, Inc. ("Griffin"). Griffin, which is located in Seattle, Washington, manufactures and distributes envelopes in the northwestern United States. Annual sales for Griffin approximate $12 million.

  On July 11, 1997, the Company acquired all of the outstanding shares of common stock of The Allied Printers ("Allied"). Allied, which is located in Seattle, Washington, is a high impact color printer servicing customers with sheet fed printing needs. Annual sales for Allied approximate $17 million. In addition to other consideration, the Company issued 36,531 shares of common stock to Edward R. Whitehead, the sole shareholder of Allied, in connection with this acquisition.

  On July 14, 1997, the Company acquired all of the outstanding shares of common stock of Murray Envelope Corporation ("Murray"). Murray, which is located in Hattiesburg, Mississippi, manufactures envelopes primarily for sales through distributors in the southeastern and south central markets. Additionally, the Barkley division of Murray distributes filing products for the national market. Annual sales for Murray approximate $48 million. In connection with the acquisition, a wholly-owned subsidiary of the Company issued 110,236 shares of common stock which are convertible into an equal number of shares of Company common stock.

  On September 10, 1997, the Company acquired substantially all of the Assets of National Color Graphics, Inc. ("Color Graphics"). Color Graphics, which is located in Atlanta, Georgia, is a high impact color printer servicing customers with sheet fed needs. Annual sales for Color Graphics approximate $23 million.

  The Company paid approximately $58.5 million in aggregate consideration, for Griffin, Allied, Murray and Color Graphics. The consideration consisted of cash, Common Stock, notes and convertible securities. No single acquisition, nor the acquisitions in the aggregate, were "significant" as defined by the rules of the Commission.

                                  RISK FACTORS

  An investment in the Securities offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus and any Prospectus Supplement, in connection with an investment in the Securities offered hereby.

  This Prospectus contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "expect," "believe," "goal," "plan," "intend," "estimate" and similar expressions and variations thereof used in this Prospectus are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding, but not limited to, product demand and sales, growth rate, ability to obtain assumed productivity savings, quality controls, availability of acquisition opportunities and their related costs, cost savings due to integration and synergies associated with acquisitions, ability to obtain additional financings and bank debt restructuring, interest rates, foreign currency exchange rates, paper and raw material costs, waste paper prices, ability to pass through paper costs to customers, postage rates, changes in the direct mail industry, competition, ability to develop new products, labor costs, labor relations and advertising costs. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to publicly update or revise forward-looking statements made in this Prospectus to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

  LEVERAGE. The Company has incurred substantial indebtedness in connection with financing certain of its acquisitions. The degree to which the Company is leveraged could have important consequences to the holders of the Company's Securities, including the following: (i) the Company's ability to obtain additional financing for working capital, acquisitions or other purposes in the future may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on indebtedness, (iii) the Company may be more vulnerable to economic downturns or other adverse developments than less leveraged competitors, and (iv) borrowings under the Company's bank credit agreements (as amended through the date hereof, the "Credit Agreements") bear interest at fluctuating rates which could result in higher interest expense in the event of an increase in interest rates. The Company's ability to make scheduled payments of principal or interest on, or to refinance, indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions and financial, competitive and other factors beyond the Company's control. See "Ratio of Earnings to Fixed Charges."

  AVAILABILITY, FINANCING AND INTEGRATION OF ACQUISITIONS. The Company has grown rapidly through acquisitions. Although the Company believes it has an adequate infrastructure, there can be no assurance that the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. In addition, to the extent the success of the Company's strategy is contingent on making further acquisitions, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company may finance future acquisitions through the issuance of the Securities, the incurrence of additional bank indebtedness, the utilization of cash from operations, or a combination thereof. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock or other Securities as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources or available funds under its Credit Agreements in order to finance future acquisitions. If the Company does not have sufficient cash resources, its ability to make acquisitions could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

  UNITED STATES AND CANADIAN POSTAL SERVICES. Because the great majority of envelopes used in the United States and Canada are sent through the mail, postal rates are a significant factor affecting the growth of envelope usage. Historically, increases in postal rates, relative to changes in the cost of alternative delivery means and/or advertising media, have resulted in temporary reductions in the growth rate of mail sent. For example, third class postal rates increased approximately 50% and 14% in 1991 and 1995, respectively, contributing to a substantial leveling off in the growth rate of third class mail sent during the periods following such increases. In 1997, the U.S. Postal Service announced proposed rate increases of approximately 4% for direct mail and 3% for first class mail, and a proposed 6% rate decrease for prepaid, courtesy reply envelopes. The recent proposed postal rate increases are significantly less than the cumulative rate of inflation since the last postal rate increases. Management does not expect that these postal rate increases will go into effect until mid-1998 and, if implemented, does not anticipate the rate increases to negatively impact mail volume, although there can be no assurance in that regard.

  The Canadian Post Corporation (the "CPC") increased the basic postal rate by approximately 4.7% in 1995, and approximately 6.7% in 1996, contributing to a leveling off of the growth rate of mail sent during the periods immediately following such increases. Although the CPC has announced its intention to raise rates further in 1998, management believes such an increase will be minimal and does not anticipate that it will have a negative impact on mail volume. There can be no assurance, however, that future increases in United States and/or Canadian postal rates will not have a material adverse effect on the Company's financial condition and results of operations.

  The CPC has been operating under an expired labor contract since May 1996. Although no agreement has been reached, the parties continue to negotiate. In the event of a work stoppage, the Canadian government has the right to call the postal workers back to work, a power which it has exercised in previous work stoppages. Although management believes that a short-term work stoppage would not have a material, long-term impact on the Company's business, there can be no assurance that any work stoppage would not be prolonged, or would not have a material adverse effect on the Company.

  LABOR RELATIONS. As of June 30, 1997, the Company had approximately 6,600 full-time employees, of which approximately 2,100 employees were members of 14 local labor unions. If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, the Company could experience a disruption of operations and higher labor costs. The Company is currently negotiating new union contracts with respect to four of its larger envelope printing and converting facilities, all of which have been operating under tentative arrangements which are terminable on short notice, while the Company's commercial printing facility in Portland is operating under an extension of its existing agreement, which is not terminable unless and until a legal impasse has been reached. No new agreement has been reached with respect to any of these plants. In order to mitigate the effect of a potential work stoppage, the Company has prepared a contingency plan for each of these locations. There can be no assurance, however, that the Company's preparations will prevent a material adverse effect on the Company's operations in the event of a protracted work stoppage.

  COST AND AVAILABILITY OF PAPER. The cost of paper represents a significant portion of the Company's cost of materials. Increases in paper costs could have a material adverse effect on the Company's results of operations and financial condition. Historically, the Company has been successful in maintaining gross profit margins when paper prices increase by passing paper price increases on to its customers and by receiving increased proceeds from waste paper sales. There can be no assurance, however, that the Company will be able to continue to pass on future increases in the cost of paper. Moreover, rising paper costs and their consequent impact on the Company's pricing could have a material adverse effect on the Company's volume of units sold. For example, successive paper price increases during the latter part of 1995 and early 1996 resulted in a decline in demand for the Company's products, particularly from the direct-mail advertising industry.

  Proceeds from the sale of waste paper were equal to 1.1% of the Company's net sales and 5.1% of the Company's gross profits for the six months ended June 30, 1997. Prices for waste paper generally fluctuate in a pattern similar to changes in raw paper prices. Accordingly, in a falling paper price environment, the Company's proceeds from waste paper sales could decrease significantly. Although management believes that the Company will be able to generate waste paper proceeds in the future, there can be no assurance that such proceeds will not decline from current levels.

  Due to the significance of paper in the manufacture of most of the Company's products, the Company is dependent upon the availability of paper. During periods of tight paper supply, many paper producers allocate shipments of paper based on the historical purchase levels of customers. As a result of the Company's large volume paper purchases from several paper producers, the Company generally has not experienced difficulty in obtaining adequate quantities of paper, although occasionally the Company has experienced minor delays in delivery. Although management believes that the Company's large volume paper purchases will continue to enable the Company to receive adequate supplies of paper in the future, there can be no assurance in this regard.

  COMPETITION. The envelope and commercial printing industries in which the Company competes are extremely fragmented and highly competitive. In the envelope market, the Company competes primarily with a few multi-plant and many single-plant companies servicing regional and local markets. The Company also faces competition from alternative sources of communication and information transfer such as facsimile machines, electronic mail, interactive video disks, interactive television and electronic retailing. In the commercial printing market, the Company competes against a number of large, diversified and financially stronger printing companies, as well as regional and local commercial printers, many of which are capable of competing with the Company in both volume and production quality.

  AVAILABILITY OF ALTERNATIVE DELIVERY MEDIA. The Company's envelope printing and manufacturing business is highly dependent upon the demand for envelopes sent through the mail. Such demand comes from utility companies, banks and other financial institutions, among others. As the current trend towards usage of the Internet and other electronic media by consumers for such purposes as paying utility and credit card bills grows, the Company expects the demand for envelopes for such purposes to decline. Although management believes that overall demand for envelopes will continue to grow at rates comparable to recent historical levels, there can be no assurance that competition from alternative media will not have an adverse effect on such demand.

  NATURE OF PRINTING BUSINESS. The envelope and high-impact color printing businesses in which the Company competes are generally characterized by individual orders from customers or short-term (less than one year) supply contracts. In the high-impact color printing market in particular, customer orders are typically for specific printing jobs, and continued or repeat engagements for successive jobs depending upon the customer's satisfaction with the services provided. Although the Company is not dependent upon any one customer or group of customers, and management believes that the Company has and will continue to have excellent relations with its customers, there can be no assurance that any particular customer will continue to do business with the Company over an extended period of time. In addition, the timing of particular jobs or types of jobs at particular times of year may cause fluctuations in the financial results of the Company's high-impact color printing operations in any given quarter.

  ASSET ENCUMBRANCES; RESTRICTIVE COVENANTS. The obligations of the Company under the Credit Agreements are secured by a pledge of all of the capital stock of Mail-Well I Corporation ("M-W Corporation"), a wholly-owned subsidiary of the Company, and all of M-W Corporation's subsidiaries, and by a first priority security interest in substantially all of the assets of M-W Corporation and its subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the Credit Agreements is accelerated, the lenders under the Credit Agreements would be entitled to exercise the remedies available to secured lenders under applicable law and pursuant to the Credit Agreements. Accordingly, such lenders will have a claim on the assets of the Company and its subsidiaries prior to that of any Security holder.

  The Credit Agreements and the indenture pursuant to which the 10 1/2% Senior Subordinated Notes due 2004 were issued by M-W Corporation (the "Indenture") contain numerous financial and operating covenants and require the Company and its subsidiaries to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Agreements or the Indenture could result in an event of default under either the Credit Agreements or the Indenture which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

  CONTROL BY MANAGEMENT AND DIRECTORS. As of September 30, 1997, officers and directors of the Company and entities affiliated with them beneficially owned approximately 23% of the then outstanding shares of Common Stock. In addition, the Company's employee stock ownership plan ("ESOP") owned approximately 10.4% of the outstanding shares, of which approximately 5.0% were unallocated and thus voted by management on all matters. As a result, management and directors exercise substantial influence over the Company's affairs.

  VOLATILITY OF STOCK PRICE. Since the completion of the Company's initial public offering in September 1995, the market price of the Common Stock has fluctuated significantly. The Company believes that factors such as announcements of developments related to the Company's business, sales by competitors, including sales to the Company's customers, sales of the Common Stock into the public market, including by members of management, developments in the Company's relationship with its customers, partners, distributors and suppliers, shortfalls or changes in analysts expectations for revenue, gross margins, earnings or losses or other financial results, regulatory developments, fluctuations in results of operations, seasonality and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Common Stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance. In addition, to the extent a public market develops for any of the Company's other Securities, investors may experience similar levels of volatility, including but not limited to changes in interest rates generally.

  HOLDING COMPANY STRUCTURE. The only asset of the Company is the capital stock of M-W Corporation. Because all of the operations of the Company are conducted through its subsidiaries, the Company's cash flow and consequently its ability to service debt and pay dividends is dependent upon the cash flow of its subsidiaries and the transfer of funds by its subsidiaries to the Company in the form of loans, dividends or otherwise. The subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the various obligations of indebtedness of the Company or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Moreover, the Credit Agreements and the Indenture restrict the Company's ability to pay dividends.

  ENVIRONMENTAL COMPLIANCE. The Company's operations are subject to federal, state and local environmental laws and regulations relating to air emissions, waste generation, handling, management and disposal, and at certain facilities, wastewater treatment and discharge. In addition, certain of the Company's predecessors have been designated as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 with respect to off-site disposal of hazardous waste. While management believes that the Company has minimal exposure as a result of such designations and that the Company's current operations are in substantial compliance with applicable environmental laws and regulations, there can be no assurance that currently unknown matters, new laws and regulations, or stricter interpretations of existing laws and regulations will not materially affect the Company's business or operations in the future.

  DEPENDENCE ON KEY MANAGEMENT. The Company's success will continue to depend to a significant extent on its executive officers and other key management personnel. The Company has not currently entered into employment agreements with its executive officers. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. The Company does not carry key-person insurance on any of its managerial personnel.

                                USE OF PROCEEDS

  Except as otherwise indicated in this Prospectus and in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities offered hereby for general corporate purposes, which may include, without limitation, capital expenditures, possible future acquisitions, repayment of outstanding indebtedness, working capital requirements and other corporate purposes. Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, investment-grade, interest bearing securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges is computed by dividing the sum of historical earnings from continuing operations before taxes on income and fixed charges, as adjusted, by fixed charges. Fixed charges represent interest expense (including capitalized interest) and amortization of debt discount and expense and that portion of rental expense which is deemed to be representative of interest.

                                                   SIX MONTHS
                                                      ENDED    FISCAL YEAR ENDED
                                                     JUNE 30      DECEMBER 31
                                                   ----------- -----------------
                                                   1997  1996  1996  1995  1994
                                                   ----- ----- ----- ----- -----
   Ratio of Earnings to Fixed Charges.............  2.74  1.71  1.94  1.60  1.35

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the applicable Prospectus Supplement relating to such Debt Securities.

  The Debt Securities may be issued, from time to time, in one or more series, and will constitute either Senior Subordinated Debt Securities or Subordinated Debt Securities. Senior Subordinated Debt Securities may be issued from time to time under an Indenture (the "Senior Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Subordinated Debt Securities Trustee"). Subordinated Debt Securities may be issued from time to time under an Indenture (the "Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Debt Securities Trustee").

  The Senior Subordinated Debt Securities Indenture and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures," and the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees." Forms of the Indentures are filed as exhibits to the Registration Statement. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indentures to which they relate. The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indentures, including the definitions therein of certain terms. As used in this section of the Prospectus, the "Company" refers to Mail-Well, Inc. and does not include its subsidiaries.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Company. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Under the Indentures, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined from time to time by the Company.

  The applicable Prospectus Supplement or Prospectus Supplements relating to any Senior Subordinated Debt Securities or Subordinated Debt Securities will set forth the aggregate amount of other outstanding indebtedness, if any, that would be senior to such Debt Securities and any limitation on the issuance of additional senior indebtedness.

  Securities may be issued as discount securities which may be sold at a discount below their principal amount. Even if Securities are not issued at a discount below their principal amount, such Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. Special United States Federal income tax considerations applicable to Securities issued with original issue discount, including discount securities, will be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities which are issuable in bearer form, offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in the Prospectus Supplement relating thereto.

  The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered

Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities are to be issuable as registered securities or bearer securities or both and whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether, and the circumstances under which, beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the Stated Maturities (as defined below) of installments of interest (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the Regular Record Date for any interest payable on any Offered Debt Securities which are registered securities; (ix) the right or obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities;
(x) whether such Offered Debt Securities are convertible or exchangeable into other debt or equity securities, and, if so, the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions;
(xi) the currency or currencies, including composite currencies or currency units, of payment of principal of and interest, if any, on the Offered Debt Securities, if other than U.S. dollars, and, if other than U.S. dollars, whether the Offered Debt Securities may be satisfied and discharged other than as provided in the Indenture and whether the Company or the holders of any such Offered Debt Securities may elect to receive payments in respect of such Offered Debt Securities in a currency or currency units other than that in which such Offered Debt Securities are stated to be payable; (xii) any terms applicable to such Offered Debt Securities issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xiii) if the amount of payments of principal of and interest, if any, on the Offered Debt Securities is to be determined by reference to an index or formula, or based on a coin or currency or currency unit other than that in which the Offered Debt Securities are stated to be payable, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto;
(xiv) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration or acceleration of the maturity thereof pursuant to an Event of Default; (xv) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xvi) any special United States Federal income tax considerations applicable to the Offered Debt Securities; and
(xvii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture. The applicable Prospectus Supplement will also describe the following terms of any series of Senior Subordinated Debt Securities or Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series by extending the interest payment period, and the duration of such extensions, and (b) the subordination terms of the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the applicable Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

  The operations of the Company are currently conducted almost entirely through subsidiaries. Accordingly, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors and tort claimants), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Indentures do not include covenants limiting the amount of indebtedness that may be incurred or otherwise restricting the Company's ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company, that may adversely affect the holders of the Debt Securities, if such transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable Prospectus Supplement, the Indentures do not afford the holders of the Debt Securities the right to require the Company to repurchase or redeem the Debt Securities in the event of a highly leveraged transaction. See "Mergers and Sale of Assets."

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  The Debt Securities of a series may be issued solely as registered securities, solely as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof, and bearer securities will be issuable in denominations of $5,000 and $100,000.

  Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both registered securities and as bearer securities, at the option of the holder, subject to the terms of the applicable Indenture, bearer securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any bearer security surrendered in exchange for a registered security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer securities may not be issued in exchange for registered securities.

  Debt Securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable Prospectus Supplement, registered securities may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to any series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee as registrar and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a

Prospectus Supplement refers to any transfer agents (in addition to the registrar) designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (in addition to the registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption, and (b) if Debt Securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and of like tenor and principal amount that is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest on any registered securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the Regular Record Date for such payment of interest.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, or by check or transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, any payment of interest on any bearer securities will be made only against surrender of the coupon relating to such interest installment.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as the Company's sole paying agent for payments with respect to Debt Securities which are issuable solely as registered securities and as the Company's paying agent for payments with respect to Debt Securities (subject to any limitations described in any applicable Prospectus Supplement) which are issuable as bearer securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (i) a paying agent for payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described in the Indenture, but not otherwise), and (ii) a paying agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment.

  All moneys paid by the Company to a paying agent for the payment of principal of or interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Debt Security may be issued in either registered or bearer form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole to the Depositary for such Debt Security or to a nominee or successor of such Depositary. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security.

MERGERS AND SALES OF ASSETS

  The Company, in a single transaction or series of related transactions, may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person or group of affiliated persons, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no event which is, or after notice or passage of time or both would be, an Event of Default (any such event, a "Default") or Event of Default shall have occurred or be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

  Each Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind any such declaration.

  Under each Indenture, an Event of Default is defined as, with respect to each series of Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Security of such series; (ii) default in payment of any interest on any Debt Security of such series when due, continuing for 30 days (or such other period as shall be set forth in the applicable Prospectus Supplement); (iii) failure by the Company to comply with its other agreements in the Debt Securities of such series or such Indenture for the benefit of the holders of Debt Securities of such series upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series and the Company's failure to cure such Default within 60 days (or such other period as shall be set forth in the applicable Prospectus Supplement) after receipt by the Company of such notice;
(iv) certain events of bankruptcy or insolvency; and (v) any other Event of Default set forth in the applicable Prospectus Supplement.

  The Trustee shall give notice to holders of the Debt Securities of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders.

  The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or the Debt Securities, unless (i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series; (ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

  Notwithstanding the foregoing, the right of any holder of any Debt Security or coupon to receive payment of the principal of and interest in respect of such Debt Security or payment of such coupon on the date specified in such Debt Security or coupon representing such installment of interest as the fixed date on which an amount equal to the principal of such Debt Security or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing Default with respect to such series and its consequences, other than
(i) any Default in any payment of the principal of, or interest on, any Debt Security of such series or (ii) any Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each outstanding Debt Security of such series affected as described in "Modification and Waiver," below.

  Each Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the first fiscal year ending after the execution of the relevant Indenture) an officers' certificate stating whether or not the signers know of any Default that occurred during such period.

MODIFICATION AND WAIVER

  The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities or any related coupons (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities; (iii) to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of or interest, if any, on bearer securities, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other authorized denominations or to permit the issuance of Debt Securities in uncertificated form; (iv) to establish the form or terms of Debt Securities of any series and any related coupons as permitted by the Indenture; (v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (vi) to cure any ambiguity, defect or inconsistency; (vii) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), provided that any such addition, change or elimination neither (a) applies to any Debt Security of any series created prior to the execution of such supplemental indenture and is entitled to the benefit of such provision nor (b) modifies the rights of the holder of any such Debt Security with respect to such provision; (viii) to secure the Debt Securities; or (ix) to make any other change that does not adversely affect the rights of any Security holder.

  Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series and any related coupons under such Indenture; provided that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Debt Security or any premium payable upon redemption thereof, or reduce the amount of principal of any Debt Security that is a discount security and that would be due and payable upon declaration of acceleration of maturity thereof, (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend such Indenture; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default; or (vii) amend or modify any of the provisions of such Indenture relating to subordination of the Debt Securities in any manner adverse to the holders of such Debt Securities. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

  Unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

  In addition, unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance") including those described under "Mergers and Sales of Assets" and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, the Company's delivery of an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and will be subject to tax in the same manner as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEES

  Each Trustee will be permitted to engage in other transactions with the Company and its subsidiaries; however, if any Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

                        DESCRIPTION OF PREFERRED STOCK

  The Company may issue, from time to time, shares of one or more series or classes of Preferred Stock. The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company's Articles of Incorporation (the "Articles of Incorporation") and the Certificate of Designation relating to a specific series of the Preferred Stock (the "Certificate of Designation"), which will be in the form filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

  Under the Articles of Incorporation, the Company has the authority to issue up to twenty-five thousand (25,000) shares of Preferred Stock. The Board of Directors of the Company is authorized to issue shares of Preferred Stock, in one or more series or classes, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the Colorado Business Corporation Act.

  The Board of Directors of the Company shall be authorized to determine for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (1) the distinguishing designation of, and the number of shares of Preferred Stock that shall constitute, such series; (2) the rights in respect of dividends, if any, of such series of Preferred Stock, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes or any other series of the same or other class or classes of capital stock of the Company and whether such dividends shall be cumulative or noncumulative; (3) the right, if any, of the holders of such series of Preferred Stock to convert the same into, or exchange the same for, shares of any other class or classes or of any other series of the same or any other class or classes of capital stock of the Company, and the terms and conditions of such conversion or exchange; (4) whether or not shares of such series of Preferred Stock shall be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions on which, shares of such series of Preferred Stock may be redeemed; (5) the rights, if any, of the holders of such series of Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company or in the event of any merger or consolidation of or sale of assets by the Company; (6) the terms of any sinking fund or redemption or repurchase or purchase account, if any, to be provided for shares of such series of Preferred Stock; (7) the voting powers, if any, of the holders of any series of Preferred Stock generally or with respect to any particular matter, which may be less than, equal to or greater than one vote per share, and which may, without limiting the generality of the foregoing, include the right, voting as a series of Preferred Stock as a class, to elect one or more directors of the Company generally or under such specific circumstances and on such conditions, as shall be provided in the resolution or resolutions of the Board of Directors adopted pursuant hereto, including, without limitation, in the event there shall have been a default in the payment of dividends on or redemption of any one or more series of Preferred Stock; and (8) such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as the Board of Directors shall determine.

DIVIDENDS

  Holders of shares of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Company out of funds of the Company legally available therefor, a cash dividend payable in such amounts, at such dates and at such rates, if any, per share as set forth in the applicable Prospectus Supplement.

  Unless otherwise set forth in the applicable Prospectus Supplement, no dividends (other than in common stock or other capital stock ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the common stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends, nor shall any common stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock as to dividends) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that any monies theretofore deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment and provided, further; that any such junior or parity preferred stock or common stock may be converted into or exchanged for stock of the Company ranking junior to the Preferred Stock as to dividends.

  The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

CONVERTIBILITY

  No series of Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

REDEMPTION AND SINKING FUND

  No series of Preferred Stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions thereof, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

LIQUIDATION RIGHTS

  Unless otherwise set forth in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of (i) any other shares of preferred stock ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding up and (ii) shares of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with, or into, another corporation nor a sale of securities, lease, transfer or conveyance shall be considered a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

  The Board of Directors may determine the voting powers, if any, of the holders of any series of Preferred Stock generally or with respect to any particular matter. Any such voting rights may be less than, equal to or greater than one vote per share, and which may, without limiting the generality of the foregoing, include the right, voting as a series of Preferred Stock as a class, to elect one or more directors of the Company generally or under such specific circumstances and on such conditions, as shall be provided in the resolution or resolutions of the Board of Directors adopted pursuant to the Articles of Incorporation, including, without limitation, in the event there shall have been a default in the payment of dividends on or redemption of any one or more series of Preferred Stock.

  Holders of shares of Preferred Stock will have no voting rights except as provided in the Prospectus Supplement and as otherwise required from time to time by applicable law.

MISCELLANEOUS

  The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Payment of dividends on any series of Preferred Stock may be restricted by loan agreements, indentures and other transactions entered into by the Company. The accompanying Prospectus Supplement will describe any material contractual restrictions on dividend payments.

NO OTHER RIGHTS

  The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Articles of Incorporation or the applicable Certificate of Designation or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

                       DESCRIPTION OF DEPOSITORY SHARES

GENERAL

  The Company may offer receipts ("Depository Receipts") for Depository Shares, each of which will represent a fractional interest in a share of a particular series of a class of Preferred Stock, as specified in the applicable Prospectus Supplement. Preferred Stock of each series of each class represented by Depository Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depository named therein (such depository or its successor, the "Preferred Stock Depository") and the holders from time to time of the Depository Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depository Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a Depository Receipt, to all the rights and preferences of the Preferred Stock represented by such Depository Shares (including dividend, voting, conversion, redemption and liquidation rights).

  The Depository Shares will be evidenced by Depository Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depository, the Company will cause the Preferred Stock Depository to issue, on behalf of the Company, the Depository Receipts. Copies of the applicable form of Deposit Agreement and Depository Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Preferred Stock Depository will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of the Depository Receipts evidencing the related Depository Shares in proportion to the number of such Depository Receipts owned by such holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depository.

  In the event of a distribution other than in cash, the Preferred Stock Depository will distribute property received by it to the record holders of Depository Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depository, unless the Preferred Stock Depository determines that it is not feasible to make such distribution, in which case the Preferred Stock Depository may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF SHARES

  Upon surrender of the Depository Receipts at the corporate trust office of the Preferred Stock Depository (unless the related Depository Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, or the number of whole shares of Preferred Stock and any money or other property represented by the Depository Shares evidenced by such Depository Receipts. Holders of Depository Receipts will be entitled to receive whole shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depository Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Stock will not thereafter be entitled to receive Depository Shares therefor. If the Depository Receipts delivered by the holder evidence a number of Depository Shares in excess of the number of Depository Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depository will deliver to such holder at the same time a new Depository Receipt evidencing such excess number of Depository Shares.

REDEMPTION OF DEPOSITORY SHARES

  Whenever the Company redeems Preferred Stock held by the Preferred Stock Depository, the Preferred Stock Depository will redeem as of the same redemption date the number of Depository Shares representing the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depository the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of Preferred Stock, dividends for the current dividend period only) thereon to the date fixed for redemption. The redemption price per Depository Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If less than all the Depository Shares are to be redeemed, the Depository Shares to be redeemed will be selected by the Preferred Stock Depository by lot.

  After the date fixed for redemption, the Depository Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depository Receipts evidencing the Depository Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depository Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depository.

VOTING OF THE UNDERLYING PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depository will mail the information contained in such notice of meeting to the record holders of the Depository Receipts evidencing the Depository Shares which represent such Preferred Stock. Each record holder of Depository Receipts evidencing Depository Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depository as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depository Shares. The Preferred Stock Depository will vote the amount of Preferred Stock represented by such Depository Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depository in order to enable the Preferred Stock Depository to do so. The Preferred Stock Depository will abstain from voting the amount of Preferred Stock represented by such Depository Shares to the extent it does not receive specific instructions from the holders of Depository Receipts evidencing such Depository Shares.

LIQUIDATION PREFERENCE

  In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of a Depository Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depository Share evidenced by such Depository Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF THE UNDERLYING PREFERRED STOCK

  The Depository Shares, as such, are not convertible into Common Stock or any securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depository Shares, the Depository Receipts may be surrendered by holders thereof to the Preferred Stock Depository with written instructions to the Preferred Stock Depository to instruct the Company to cause conversion of the Preferred Stock represented by the Depository Shares evidenced by such Depository Receipts into whole shares of Common Stock, other Preferred Stock of the Company or other shares of capital Stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depository Shares evidenced by a Depository Receipt are to be converted in part only, one or more new Depository Receipts will be issued for any Depository Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depository Receipt evidencing the Depository Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depository. However, any amendment that materially and adversely alters the rights of the holders of Depository Receipts will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depository Shares evidenced by the Depository Receipts then outstanding.

  The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depository if a majority of each class of Depository Shares affected by such termination consents to such termination, whereupon the Preferred Stock Depository shall deliver or make available to each holder of Depository Receipts, upon surrender of the shares of Preferred Stock as are represented by the Depository Shares evidenced by such Depository Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depository Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depository Receipts evidencing the Depository Shares representing such Preferred Stock or (iii) each related share of Preferred Stock shall have been converted into capital stock of the Company not so represented by Depository Shares.

CHARGES OF PREFERRED STOCK DEPOSITORY

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depository in connection with the performance of its duties under the Deposit Agreement. However, holders of the Depository Receipts will pay the fees and expenses of the Preferred Stock Depository for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITORY

  The Preferred Stock Depository may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depository, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depository. A successor Preferred Stock Depository must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

  The Preferred Stock Depository will forward to holders of Depository Receipts any reports and communications from the Company that are received by the Preferred Stock Depository with respect to the related Preferred Stock.

  Neither the Preferred Stock Depository nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depository under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and the Company and the Preferred Stock Depository will not be obligated to prosecute or defend any legal proceeding in respect of any Depository Receipts, Depository Shares or the Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depository may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depository Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

  If the Preferred Stock Depository shall receive conflicting claims, requests or instructions from any holders of Depository Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depository shall be entitled to act on such claims, requests or instructions received from the Company.

                          DESCRIPTION OF COMMON STOCK

  The Company's Articles of Incorporation authorize an aggregate of 30,000,000 shares of Common Stock. Except as described below with respect to certain significant shareholders, holders of Common Stock are entitled to one vote for each share on all matters on which shareholders are entitled to vote, including election of directors. The Articles do not provide for cumulative voting or preemptive, subscription, redemption or conversion rights.

  Dividends may be paid to shareholders when, as and if declared by the Board of Directors out of funds legally available for such purpose. The declaration and payment of dividends is restricted under the terms of the Company's guarantees of certain indebtedness of its subsidiaries.

  In the event of the dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Common Stock will be entitled to receive pro rata all remaining assets of the Company.

  Under the provisions of Article XII of the Articles of Incorporation, a holder of 15% or more of the Common Stock may not vote such shares in favor of certain transactions, e.g. merger, consolidation, plan of exchange or sale of substantially all of the Company's assets, with such shareholder or any party related to such shareholder for a period of three years following acquisition of the Common Stock without the approval of the Board of Directors and two-thirds of the other shareholders. This provision does not apply if such shareholder acquires at least 85% of the Common Stock in the same transaction resulting in such shareholder acquiring 15%, or if such transaction is approved by the Board of Directors prior to such shareholder's acquisition of 15% of the Common Stock.

                            DESCRIPTION OF WARRANTS

GENERAL

  The Company may issue, together with other Securities or separately, warrants for the purchase of (i) Debt Securities ("Debt Warrants"), (ii) Preferred Stock (the "Preferred Stock Warrants") or (iii) Common Stock ("Common Stock Warrants"). The Preferred Stock Warrants and the Common Stock Warrants are collectively referred to as the "Stock Warrants" and the Stock Warrants and the Debt Warrants are collectively referred to as the "Warrants").

  The Warrants will be issued under Warrant Agreements (as defined below) to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all to be set forth in the applicable Prospectus Supplement relating to any or all Warrants in respect of which this Prospectus is being delivered. Copies of the form of agreement for each Warrant (each a "Debt Securities Warrant Agreement" or "Stock Warrant Agreement," as the case may be, or collectively the "Warrant Agreements"), including the forms of certificates representing the Warrants ("Debt Warrant Certificates" or "Stock Warrant Certificates," as the case may be, or collectively, the "Warrant Certificates") reflecting the provisions to be included in such agreements that will be entered into with respect to the particular offerings of each type of warrant are, or will be, filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  The following description sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants to which any Prospectus Supplement may relate and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the applicable Prospectus Supplement. The following summary of certain provisions of the Warrants, Warrant Agreements and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the Warrant Agreements and Warrant Certificates, including the definitions therein of certain terms.

DEBT WARRANTS

  General. Reference is made to the applicable Prospectus Supplement for the terms of Debt Warrants in respect of which this Prospectus is being delivered, the Debt Securities Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (i) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants; (ii) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (iii) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (v) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire;
(vi) a discussion of the material United States Federal income tax considerations applicable to the ownership or exercise of Debt Warrants; (vii) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; (viii) call provisions of such Debt Warrants, if any; and (ix) any other terms of the Debt Warrants.

  Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

  Exercise of Debt Warrants. Each Debt Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m., New York City time, on the expiration date, unexercised Debt Warrants will become void.

  Debt Warrants may be exercised as set forth in the applicable Prospectus Supplement relating to the Debt Warrants. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

STOCK WARRANTS

  General. Reference is made to the applicable Prospectus Supplement for the terms of Stock Warrants in respect of which this Prospectus is being delivered, the Stock Warrant Agreement relating to such Stock Warrants and the Stock Warrant Certificates representing such Stock Warrants, including the following: (i) the type and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Stock Warrants and the procedures and conditions relating to the exercise of such Stock Warrants; (ii) the date, if any, on and after which such Stock Warrants and the related shares of Preferred Stock or Common Stock will be separately tradeable; (iii) the offering price of such Stock Warrants, if any; (iv) the initial price at which such shares may be purchased upon exercise of Stock Warrants and any provision with respect to the adjustment thereof; (v) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire; (vi) a discussion of the material United States Federal income tax considerations applicable to the ownership or exercise of Stock Warrants;
(vii) call provisions of such Stock Warrants, if any; (viii) any other terms of the Stock Warrants and; (ix) in the case of Preferred Stock Warrants, information relating to the Preferred Stock purchasable upon exercise of such Preferred Stock Warrants.

  Stock Warrant Certificates will be exchangeable for new Stock Warrant Certificates of different denominations and Stock Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Stock Warrants, holders of Stock Warrants will not have any of the rights of holders of shares of capital stock purchasable upon such exercise, and will not be entitled to any dividend payments on such capital stock purchasable upon such exercise.

  Exercise of Stock Warrants. Each Stock Warrant will entitle the holder to purchase for cash such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Stock Warrants offered thereby. Unless otherwise specified in the applicable Prospectus Supplement, Stock Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m., New York City time, on the expiration date, unexercised Stock Warrants will become void.

  Stock Warrants may be exercised as set forth in the applicable Prospectus Supplement relating thereto. Upon receipt of payment and the Stock Warrant Certificates properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward a certificate representing the number of shares of capital stock purchasable upon such exercise. If less than all of the Stock Warrants represented by such Stock Warrant Certificate are exercised, a new Stock Warrant Certificate will be issued for the remaining amount of Stock Warrants.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement. Securities offered pursuant to a particular Prospectus Supplement are referred to herein as "Offered Securities."

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts and commissions or concessions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts and commissions or concessions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

  If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as its agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The terms and conditions of any Contracts will be set forth in the applicable Prospectus Supplement relating thereto. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

                                 LEGAL MATTERS

  The validity of the issuance of the Securities offered hereby will be passed upon for the Company by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SO-LICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CRE-ATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT THERETO.


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--------------------------------------------------------------------------------

                                  $150,000,000

                    [LOGO OF MAIL-WELL, INC. APPEARS HERE]

                                MAIL-WELL, INC.

                    % Convertible Subordinated Notes due 2002


                                           ----------------------------------
                                                 PROSPECTUS SUPPLEMENT
           ---------------                 ----------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary..............................................  S-3
Risk Factors...............................................................  S-7
Use of Proceeds............................................................  S-9
Price Range of Common Stock................................................  S-9
Dividend Policy............................................................  S-9
Capitalization............................................................. S-10
Selected Financial Data.................................................... S-11
Management................................................................. S-12
Description of Notes....................................................... S-14
Certain United States Federal Income Tax Considerations.................... S-26
Shares Eligible for Future Sales........................................... S-28
Underwriting............................................................... S-29
Legal Matters.............................................................. S-30

                                   PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Recent Developments........................................................    3
Risk Factors...............................................................    4
Use of Proceeds............................................................    8
Ratio of Earnings to Fixed Charges.........................................    8
Description of Debt Securities.............................................    9
Description of Preferred Stock.............................................   16
Description of Depository Shares...........................................   19
Description of Common Stock................................................   22
Description of Warrants....................................................   22
Plan of Distribution.......................................................   24
Legal Matters..............................................................   25
Experts....................................................................   25

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--------------------------------------------------------------------------------



                       PRUDENTIAL SECURITIES INCORPORATED

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                             HANIFEN, IMHOFF, INC.

                               November   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses of the offering (except for SEC registration fees), all of which are to be borne by the Registrant, are as follows:

      Printing Expenses............................................... $ 70,000
      Accounting Fees and Expenses....................................   45,000
      Legal Fees and Expense..........................................   50,000
      SEC Registration Fee............................................   90,910
      Blue Sky Fees...................................................    5,000
      Miscellaneous...................................................    5,000
                                                                       --------
        TOTAL......................................................... $265,910
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 7-109-101 et seq. of the Colorado Business Corporation Act ("CBCA") empowers a Colorado corporation to indemnify its directors, officers, employees and agents under certain circumstance, as well as providing for the elimination of personal liability of directors and officers of a Colorado corporation for monetary damages.

  Article V of the Articles of Incorporation of the Registrant reads as follows:

  "The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he or she is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign Corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible."

  Article VI of the Articles of Incorporation of the Registrant reads as follows:

  "There shall be no personal liability of a director to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except that said personal liability shall not be eliminated to the Corporation or to the shareholders for monetary damages arising due to any breach of the director's duty of loyalty to the Corporation or to the shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts specified in section 7-108-403, C.R.S., or any transaction from which a director derived an improper personal benefit. Notwithstanding any other provisions herein, personal liability of a director shall be eliminated to the greatest extent possible as is now, or in the future, provided for by law. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification."

  The Company has entered into Indemnity Agreements with its directors and certain key officers pursuant to which the Company generally is obligated to indemnify its directors and such officers to the full extent permitted by the CBCA as described above.

  The Company has purchased liability insurance policies covering directors and officers in certain circumstances.

ITEM 16. EXHIBITS

  The following Exhibits are filed as a part of this Registration Statement pursuant to Item 601 of Regulation S-K:

EXHIBIT NO.                                              EXHIBITS
-----------                                              --------
     *1.1    Form of Underwriting Agreement for Equity Securities
     *1.2    Form of Underwriting Agreement for Debt Securities
     *4.1    Form of Senior Subordinated Debt Securities Indenture
     *4.2    Form of Subordinated Debt Securities Indenture
      4.3    Form of Certificate representing the Common Stock, par value $0.01 per share, of the Company--
             incorporated by reference from exhibit 4.1 to the Company's Amendment No. 1 to Form S-3 filed on October 29, 1997 (Reg. No. 333-35561)
      4.4    The Company's Articles of Incorporation--incorporated by reference from exhibit 3(i) of the
             Company's Form 10-Q for the quarter ended June 30, 1997
     *4.5    Form of Indenture Supplement relating to Convertible Subordinated Notes
    **5.1    Legal Opinion of Rothgerber, Appel, Powers & Johnson LLP
   **23.1    Consent of Rothgerber, Appel, Powers & Johnson LLP
     23.2    Consent of Deloitte & Touche LLP
   **24.1    Power of Attorney
  ***25.1    Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of the trustee under the Senior Subordinated Debt Securities Indenture.
  ***25.2    Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of the trustee under the Subordinated Debt Securities Indenture.

--------

  * To be filed by amendment prior to effectiveness or incorporated by reference from a Current Report on Form 8-K prior to the offering of the securities represented thereby.

 ** Filed Previously

*** To be filed with the Commission on Form T-1 within two business days following the offering of the debt securities represented thereby, pursuant to Rule 5b-3 promulgated under the Trust Indenture Act of 1939, as amended.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d)  The undersigned registrant hereby undertakes that:

  (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENGLEWOOD, STATE OF COLORADO, ON NOVEMBER 7, 1997.

                                          Mail-Well, Inc.

                                             /s/        *
                                          By: _________________________________

                                            Roger Wertheimer, as attorney-in-
                                            fact for
                                            Gerald F. Mahoney, Chief Executive
                                            Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                               POWER OF ATTORNEY

              SIGNATURE                        TITLE                 DATE

/s/        *
-------------------------------------  Chairman of the         November 7, 1997
Roger Wertheimer, as attorney-in-      Board/ Chief
fact for Gerald F. Mahoney             Executive
                                       Officer/Director

/s/        *
-------------------------------------  President and COO       November 7, 1997
Roger Wertheimer, as attorney-in-      American Mail-Well
fact for Robert J. Terry               Envelope/ Director


/s/        *
-------------------------------------  Vice President/         November 7, 1997
Roger Wertheimer, as attorney-in-      Chief Financial
fact for Paul V. Reilly                Officer


/s/        *
-------------------------------------  Director                November 7, 1997
Roger Wertheimer, as attorney-in-
fact for Frank J. Hevrdejs


/s/        *
-------------------------------------  Director                November 7, 1997
Roger Wertheimer, as attorney-in-
fact for Frank P. Diassi


/s/        *
-------------------------------------  Director                November 7, 1997
Roger Wertheimer, as attorney-in-
fact for J. Bruce Duty


/s/                                    Director                November 7, 1997
-------------------------------------
Roger Wertheimer, as attorney-in-
fact for Jerome W. Pickholz


/s/                                    Director                November 7, 1997
-------------------------------------
Roger Wertheimer, as attorney-in-
fact for W. Thomas Stevens


*By: /s/ Roger Wertheimer

Roger Wertheimer
Attorney-in-fact

                               INDEX TO EXHIBITS

 EXHIBIT NO.                              EXHIBITS
 -----------                              --------
    *1.1     Form of Underwriting Agreement for Equity Securities
     1.2     Form of Underwriting Agreement for Convertible Subordinated Notes
    *4.1     Form of Senior Subordinated Debt Securities Indenture
     4.2     Form of Indenture for the Convertible Subordinated Notes
   **4.3     Form of Certificate representing the Common Stock, par value $0.01 per share, of the Company--incorporated by reference from exhibit
             4.1 to the Company's Amendment No. 1 to Form S-3 filed on October
             29, 1997 (Reg. No. 333-35561)
   **4.4     The Company's Articles of Incorporation--incorporated by reference from exhibit 3(i) of the Company's Form 10-Q for the quarter ended
             June 30, 1997
     4.5     Form of Indenture Supplement relating to the Convertible
             Subordinated Notes and form of Convertible Note (Exhibit A thereto)
     5.1     Legal Opinion of Rothgerber, Appel, Powers & Johnson LLP
    23.1     Consent of Rothgerber, Appel, Powers & Johnson LLP (contained in
             Exhibit 5.1)
    23.2     Consent of Deloitte & Touche LLP
  **24.1     Power of Attorney
 ***25.1     Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of the trustee under the Senior Subordinated Debt
             Securities Indenture.
    25.2     Form T-1 Statement of Eligibility under the Trust Indenture Act of
             1939, as amended, of the trustee under the Indenture for the
             Convertible Subordinated Notes.

--------

  * To be filed by amendment prior to effectiveness or incorporated by reference from a Current Report on Form 8-K prior to the offering of the securities represented thereby.

 ** Filed Previously

*** To be filed with the Commission on Form T-1 within two business days following the offering of the debt securities represented thereby, pursuant to Rule 5b-3 promulgated under the Trust Indenture Act of 1939, as amended.